FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

DIAGEO plc
(Exact name of Registrant as specified in its charter)

England
(Jurisdiction of incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If ‘Yes’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statements on Form F-3 (File No. 333-110804) and registration statements on Form S-8 (File Nos. 333-08090, 333-08092, 333-08094, 333-08096, 333-08098, 333-08100, 333-08102, 333-08104, 333-08106, 333-09770, 333-11460, 333-11462) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INTRODUCTION

Diageo plc is a public limited company incorporated under the laws of England and Wales. As used herein, except as the context otherwise requires, the term “company” refers to Diageo plc and the terms “group” and “Diageo” refer to the company and its consolidated subsidiaries. References used herein to “shares” and “ordinary shares” are, except where otherwise specified, to Diageo plc’s ordinary shares.

Presentation of financial information

Diageo plc’s fiscal year ends on 30 June. The company publishes its consolidated financial statements in pounds sterling. In this document, references to “pounds sterling”, “sterling”, “£”, “pence” or “p” are to UK currency, references to “US dollars”, “US$”, “$” or “¢” are to US currency and references to the “euro” or “€” are to the euro currency. For the convenience of the reader, this document contains translations of certain pounds sterling amounts into US dollars at specified rates, or, if not so specified, the noon buying rate in New York City for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”) on 29 December 2006 of £1 = $1.96. No representation is made that the pounds sterling amounts have been, could have been or could be converted into US dollars at the rates indicated or at any other rates.

Diageo’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS). This interim financial information complies with applicable IFRS and has been prepared in accordance with IAS 34—Interim Financial Reporting. There is no difference between IFRS as applied in this document by Diageo and applicable IFRS as issued by the International Accounting Standards Board (IASB).

The operating and financial review, IFRS selected consolidated financial data and IFRS financial information included in this document for the six month periods ended 31 December 2006 and 31 December 2005 have been derived from the published Diageo interim financial statements. In addition, this document contains separate financial information of the group under US GAAP and details of the principal differences between IFRS and US GAAP relevant to Diageo.

The principal executive office of the company is located at 8 Henrietta Place, London, W1G 0NB, England and its telephone number is +44 (0) 20 7927 5200.

Cautionary statement concerning forward-looking statements

This document contains statements with respect to the financial condition, results of operations and business of Diageo and certain of the plans and objectives of Diageo with respect to these items. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing to Diageo, anticipated cost savings or synergies and the completion of Diageo’s strategic transactions, are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including factors that are outside Diageo’s control.

These factors include, but are not limited to:

•  increased competitive product and pricing pressures and unanticipated actions by competitors that could impact Diageo’s market share, increase expenses and hinder growth potential;

•  the effects of business combinations, partnerships, acquisitions or disposals, existing or future, and the ability to realise expected synergies and/or cost savings;

•  Diageo’s ability to complete existing or future acquisitions and disposals;

•  legal and regulatory developments, including changes in regulations regarding consumption of, or advertising for, beverage alcohol, changes in tax law (including tax rates) or accounting standards, changes in taxation requirements, such as the impact of excise tax increases with respect to the business, and changes in environmental laws, health regulations and the laws governing pensions;

•  developments in the alcohol advertising class actions and any similar proceedings or other litigation directed at the drinks and spirits industry;

•  developments in the Colombian litigation and any similar proceedings;

•  changes in consumer preferences and tastes, demographic trends or perceptions about health related issues;

•  changes in the cost of raw materials and labour costs;

•  changes in economic conditions in countries in which Diageo operates, including changes in levels of consumer spending;

•  levels of marketing, promotional and innovation expenditure by Diageo and its competitors;

•  renewal of distribution rights on favourable terms when they expire;

•  termination of existing distribution rights on agency brands;

•  technological developments that may affect the distribution of products or impede Diageo’s ability to protect its intellectual property rights; and

•  changes in financial and equity markets, including significant interest rate and foreign currency exchange rate fluctuations, which may affect Diageo’s access to or increase the cost of financing or which may affect Diageo’s financial results.

All oral and written forward-looking statements made on or after the date of this document and attributable to Diageo are expressly qualified in their entirety by the above factors and the “risk factors” contained in the annual report on Form 20-F for the year ended 30 June 2006 filed with the

US Securities and Exchange Commission (SEC). Any forward-looking statements made by or on behalf of Diageo speak only as of the date they are made. Diageo does not undertake to update forward-looking statements to reflect any changes in Diageo’s expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Diageo may make in documents it files with the SEC.

The information in this document does not constitute an offer to sell or an invitation to buy shares in Diageo plc or any other invitation or inducement to engage in investment activities.

This document includes information about Diageo’s debt rating. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently of any other rating.

Past performance cannot be relied upon as a guide to future performance.

TRADEMARKS, TRADE NAMES AND MARKET DATA

This report on Form 6-K includes names of Diageo’s products which constitute trademarks or trade names which Diageo owns or which others own and license to Diageo for its use.

The market data contained in the document is taken from independent industry sources in the markets in which Diageo operates.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data set out below should be read in conjunction with, and are qualified in their entirety by reference to, the unaudited financial information and notes presented elsewhere in this document and to Diageo’s annual report on Form 20-F for the year ended 30 June 2006.

The following table presents selected IFRS and US GAAP consolidated financial data for Diageo: for the six month periods ended 31 December 2006 and 31 December 2005 and as at the respective period ends, derived from the unaudited interim consolidated financial information presented elsewhere in this document; and for the two years ended 30 June 2006 and as at the respective year ends, derived from Diageo’s consolidated financial statements audited by Diageo’s independent auditor. The unaudited interim consolidated financial information, in the opinion of Diageo management, includes all adjustments, consisting solely of normal, recurring adjustments, necessary to present fairly the information contained therein. The results of operations for the six month period ended 31 December 2006 are not necessarily indicative of the results for the year ending 30 June 2007.

	Six months ended 31 December			Year ended 30 June
Income statement data(1)(8)	2006	2006	2005	2006	2005
IFRS	$ million	£ million	£ million	£ million	£ million
Sales	10,502	5,358	5,359	9,704	8,968
Operating profit(2)	2,560	1,306	1,261	2,044	1,731
Sale of General Mills shares and other businesses	—	—	151	157	214
Profit for the period
Continuing operations(2)	1,827	932	1,205	1,965	1,326
Discontinued operations(3)	—	—	—	—	73
Total profit for the period	1,827	932	1,205	1,965	1,399
Per share data	$	pence	pence	pence	pence
Dividends per share(4)	0.25	12.55	11.95	31.10	29.55
Earnings per share
Basic
Continuing operations(2)	0.64	32.8	40.4	67.2	42.8
Discontinued operations(3)	—	—	—	—	2.4
Basic earnings per share	0.64	32.8	40.4	67.2	45.2
Diluted
Continuing operations(2)	0.64	32.6	40.4	66.9	42.8
Discontinued operations(3)	—	—	—	—	2.4
Diluted earnings per share	0.64	32.6	40.4	66.9	45.2
	million	million	million	million	million
Average number of ordinary shares(7)	2,725	2,725	2,886	2,841	2,972

	Six months ended 31 December			Year ended 30 June
Income statement data(1)(8)	2006	2006	2005	2006	2005
US GAAP	$ million	£ million	£ million	£ million	£ million
Sales	10,886	5,554	5,486	10,031	9,170
Operating income	2,489	1,270	1,196	1,942	1,768
Net income	1,942	991	1,013	1,427	1,470
Per share data	$	pence	pence	pence	pence
Basic earnings per ordinary share before cumulative effect of accounting change	0.71	36.4	35.2	50.3	49.5
Cumulative effect of accounting change(5)	—	—	(0.1)	(0.1)	—
Basic earnings per ordinary share	0.71	36.4	35.1	50.2	49.5
Diluted earnings per ordinary share before cumulative effect of accounting change	0.71	36.1	35.2	50.1	49.4
Cumulative effect of accounting change(5)	—	—	(0.1)	(0.1)	—
Diluted earnings per ordinary share	0.71	36.1	35.1	50.0	49.4
Basic earnings per ADS	2.84	145.6	140.4	200.8	198.0
Diluted earnings per ADS	2.84	144.4	140.4	200.0	197.6
	million	million	million	million	million
Average number of ordinary shares(7)	2,725	2,725	2,886	2,841	2,972

	As at 31 December			As at 30 June
Balance sheet data(1)(8)	2006	2006	2005	2006	2005
IFRS	$ million	£ million	£ million	£ million	£ million
Total assets	28,236	14,406	14,692	13,927	13,921
Net borrowings(6)	8,926	4,554	3,911	4,082	3,706
Equity attributable to the parent company’s equity shareholders	8,038	4,101	4,592	4,502	4,459
Called up share capital(7)	1,701	868	883	883	883
US GAAP
Total assets	40,688	20,759	21,092	20,072	21,570
Long term obligations(6)	8,283	4,226	3,919	4,016	3,751
Shareholders’ equity	17,789	9,076	9,568	9,508	9,853

This information should be read in conjunction with the notes on pages 7 to 9.

Notes to the selected consolidated financial data

1     IFRS accounting policies

The group adopted the provisions of IAS 39–Financial instruments recognition and measurement from 1 July 2005.  As permitted under IFRS 1–First-time adoption of International Financial Reporting Standards, financial instruments in the year ended 30 June 2005 remain recorded in accordance with previous UK GAAP accounting policies, and the adjustment to IAS 39 is reflected in the consolidated balance sheet at 1 July 2005.

2     Continuing operations

Under IFRS, operating profit for the year ended 30 June 2005 is stated after charging exceptional items of £29 million for Park Royal brewery accelerated depreciation, £30 million for Seagram integration costs and £149 million for payments to the Thalidomide Trust; and after recognising an exceptional credit of £7 million in respect of the disposal of properties. For the year ended 30 June 2006 other exceptional items comprised a gain on disposal of General Mills shares £151 million (year end 30 June 2005—£221 million; six months ended 31 December 2005—£151 million) and gains on the disposals and termination of businesses, £6 million (year ended 30 June 2005—£7 million loss; six months ended 31 December 2005—£nil). Profit for the period from continuing operations under IFRS for the year ended 30 June 2006 is stated after charging exceptional tax credits of £315 million (six months ended 31 December 2005—£117 million) including exceptional income of £313 million (six months ended 31 December 2005—£110 million) recognised following the agreement with fiscal authorities of the carrying values of certain brands. In the year ended 30 June 2005, exceptional tax credits of £78 million comprised £58 million of tax credits on exceptional operating items and £20 million of tax credits on prior year business disposals.

3     Discontinued operations

Discontinued operations in the year ended 30 June 2005 under IFRS are in respect of the quick service restaurants business (Burger King, sold 13 December 2002) and the packaged food business (Pillsbury, sold 31 October 2001).  These were not discontinued operations under US GAAP.

4     Dividends

The board expects that Diageo will pay an interim dividend in April and a final dividend in October of each year. Approximately 40% of the total dividend in respect of any financial year is expected to be paid as an interim dividend and approximately 60% as a final dividend. The payment of any future dividends, subject to shareholder approval, will depend upon Diageo’s earnings, financial condition and such other factors as the board deems relevant.

Proposed dividends are only considered to be a liability once they are approved by the board for the interim dividend and by the shareholders at the annual general meeting for the final dividend. The information provided below for the interim dividend for each six month period ended 31 December represents the dividend proposed by the directors but not approved by the board at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date. Similarly, the information provided below for the final dividend for each year ended 30 June represents the dividend proposed by the directors but not approved by the shareholders at the balance sheet date, and therefore is not reflected as a deduction from reserves at that date.

The table below sets out the amounts of interim, final and total cash dividends paid by the company on each ordinary share. The dividends are translated into US dollars per ADS (each ADS representing four ordinary shares) at the noon buying rate on each of the respective dividend payment dates.

		Six months ended 31 December		Year ended 30 June
		2006 pence	2005 pence	2006 pence	2005 pence
Per ordinary share	Interim	12.55	11.95	11.95	11.35
	Final	—	—	19.15	18.20
	Total	12.55	11.95	31.10	29.55
		$	$	$	$
Per ADS	Interim	0.98	0.88	0.88	0.81
	Final	—	—	1.42	1.30
	Total	0.98	0.88	2.30	2.11

Note: The interim dividend for the six months ended 31 December 2006 will be paid on 10 April 2007, and payment to US ADR holders will be made on 16 April 2007. In the table above, an exchange rate of £1 = $1.96 has been assumed for this dividend, but the exact amount of the payment to US ADR holders will be determined by the rate of exchange on 16 April 2007.

5     US GAAP accounting change

From 1 July 2005 Diageo adopted the provisions of SFAS No. 123(R)—Share-Based Payment for its US GAAP reporting. On adoption of SFAS 123(R),Diageo revalued unvested awards in its senior executive share option plan (SESOP) and recognised a cumulative effect of an accounting change of £2 million net of tax in its US GAAP financial information.

6     Definitions

Net borrowings are defined as total borrowings (short term borrowings and long term borrowings plus finance lease obligations) less cash and cash equivalents, interest rate fair value hedging instruments, cross currency interest rate swaps, foreign currency swaps and forwards and other liquid resources. Long term obligations are defined as long term borrowings which fall due after more than one year.

7     Share capital

The called up share capital represents the par value of ordinary shares of 28 101/108 pence in issue. There were 2,999 million ordinary shares in issue and fully paid up at the balance sheet date (31 December 2005–3,051 million; 30 June 2006–3,051 million; 30 June 2005–3,050 million). Of these, 37 million (31 December 2005–47 million; 30 June 2006–42 million; 30 June 2005–43 million) were held in employee share trusts, 270 million (31 December 2005–170 million; 30 June 2006–250 million; 30 June 2005–86 million) were held as treasury shares, and 11 million were held as treasury shares for hedging share schemes (31 December 2005–nil; 30 June 2006–2 million; 30 June 2005–nil). These shares are deducted in arriving at equity attributable to the parent company’s equity shareholders.

During the six months ended 31 December 2006, the group repurchased 73 million ordinary shares for cancellation or to be held as treasury shares at a cost including fees and stamp duty of £704 million (six months ended 31 December 2005–84 million ordinary shares, cost of £704 million; year ended 30 June 2006–164 million ordinary shares, cost of £1,407 million; year ended 30 June 2005–94 million ordinary shares, cost of £710 million).

In addition the group repurchased 8 million ordinary shares to be held as treasury shares for hedging employee share scheme grants provided to employees during the period at a cost of £80 million (six months ended 31 December 2005–nil, £nil; year ended 30 June 2006–2 million ordinary shares, cost of £21 million; year ended 30 June 2005–nil, £nil).

8     Exchange rates

A substantial portion of the group’s assets, liabilities, revenues and expenses is denominated in currencies other than pounds sterling, principally US dollars. For the convenience of the reader, selected financial information for the six months ended 31 December 2006 has been translated into US dollars at the noon buying rate on 29 December 2006 of £1 = $1.96.

The following table shows, for the periods indicated, information regarding the US dollar/pound sterling exchange rate, based on the noon buying rate, expressed in US dollars per £1.

	Six months ended 31 December		Year ended 30 June
	2006 $	2005 $	2006 $	2005 $
Period end	1.96	1.72	1.85	1.79
Average rate	1.91	1.76	1.78	1.86

CAPITALISATION AND INDEBTEDNESS

The following table sets out on an IFRS basis the unaudited actual capitalisation of Diageo as at 31 December 2006:

31 December 2006 £ million
Short term borrowings and bank overdrafts (including current portion of long term borrowings)	1,279
Long term borrowings
Due from one to five years	2,161
Due after five years	2,061
4,222
Finance lease obligations	13
Equity minority interests	189
Equity attributable to equity shareholders of the parent company
Called up share capital	868
Share premium	1,340
Capital redemption reserve	3,075
Cash flow hedging reserve	53
Currency translation reserve	7
Own shares	(2,339)
Retained earnings	1,097
4,101
Total capitalisation	8,525

Notes

1.    At 31 December 2006, the group had cash and cash equivalents of £975 million.

2.    At 31 December 2006, £73 million of the group’s net borrowings due within one year and £55 million of the group’s net borrowings due after more than one year were secured.

3.    At 31 December 2006, the total authorised share capital of Diageo consisted of 5,329,052,500 ordinary shares of 28 101/108 pence each. At such date, 2,998,848,225 ordinary shares were issued and fully paid, including shares issued, shares issued and held in employee share trusts and those held as treasury shares.

4.    In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£102 million) until November 2009. Including this guarantee, but net of the amount provided in the interim consolidated financial information, at 31 December 2006 the group has given performance guarantees and indemnities to third parties of £159 million. In February 2007, Diageo was released from certain guarantee obligations in the amount of $100 million (£51 million) arising from the acquisition of the Seagram businesses in 2001.  Save as disclosed above there has been no material change since 31 December 2006 in the group’s performance guarantees and indemnities.

5.    In the period 1 January 2007 to 7 March 2007, the company acquired 25 million shares as part of the company’s share buyback programmes and subsequently cancelled them for a total consideration of £252 million including expenses. Other than as described above, there has been no material change in the capitalisation of the group since 31 December 2006.

OPERATING AND FINANCIAL REVIEW

Information presented

Diageo is the world’s leading premium drinks business, with sales across premium beer, wine and spirits brands in over 180 markets around the world. Diageo’s brands have broad consumer appeal across geographies; during the period the business was organised under the regions of North America, Europe and International and the business analysis is presented on this basis. The following discussion is based on Diageo’s results for the six months ended 31 December 2006 compared with the six months ended 31 December 2005.

The unaudited financial information for the six months ended 31 December 2006 has been prepared in accordance with IFRS. There are a number of accounting differences between IFRS and US GAAP. A reconciliation of net income from IFRS to US GAAP and an explanation of the differences between IFRS and US GAAP are set out in the US GAAP unaudited consolidated financial information on pages F-13 to F-23 of this document.

Net sales are sales after deducting excise duties. In the discussion of the performance of the business, net sales are presented in addition to sales, since sales reflect significant components of excise duties which are set by external regulators and over which Diageo has no control. Diageo incurs excise duties throughout the world. In some countries, excise duties are based on sales and are separately identified on the face of the invoice to the external customer. In others, it is effectively a production tax, which is incurred when the spirit is removed from bonded warehouses. In these countries it is part of the invoiced cost and is not separately identified on the sales invoice. Changes in the level of excise duties can significantly affect the level of reported sales and costs, without directly reflecting changes in volume, mix or profitability that are the variables which impact on the element of sales retained by the group.

Presentation of information in relation to the business

In addition to describing the significant factors affecting the income statement compared to the prior period for the six months ended 31 December 2006, additional information is also presented on the operating performance and cash flows of the group.

There are several principal key performance indicators that the group’s management use to assess the performance of the group in addition to income statement measures of performance. These include volume, and non-GAAP measures of the organic movements in volume, sales, net sales and operating profit before exceptional items and free cash flow. Non-GAAP measures are those not specifically used in the consolidated financial statements themselves. These key performance indicators are described below:

Volume   has been measured on an equivalent units basis to nine litre cases of spirits. An equivalent unit represents one nine litre case of spirits, which is approximately 272 servings. A serving comprises 33ml of spirits, 165ml of wine, or 330ml of ready to drink or beer. Therefore, to convert volume of products, other than spirits, to equivalent units, the following guide has been used: beer in hectolitres divide by 0.9, wine in nine litre cases divide by five and ready to drink in nine litre cases divide by ten, with certain pre-mixed products that are classified as ready to drink divided by five.

Organic movements   in volume, sales, net sales and operating profit are measures not specifically used in the consolidated financial information itself (non-GAAP measures). The performance of the group is discussed using these measures.

In the discussion of the performance of the business, certain information is presented using pounds sterling amounts on a constant currency basis. This strips out the effect of exchange rate movements and enables an understanding of the underlying performance of the market that is most closely influenced by the actions of that market’s management. The risk from exchange rate movements is managed centrally and is not a factor over which local managers have any control.

Acquisitions and disposals and exceptional items also impact the reported performance and therefore the reported movement in any period in which they arise. Management adjusts for the impact of such transactions in assessing the performance of the underlying business.

The underlying performance on a constant currency basis and excluding the impact of acquisitions and disposals and exceptional items is referred to as ‘organic’ performance, and further information on the calculation of organic measures as used in the discussion of the business is included in the organic movements calculation and in the notes to that calculation.

Diageo’s strategic planning and budgeting process is based on organic movements in volume, sales, net sales, and operating profit, and these measures closely reflect the way in which operating targets are defined and performance is monitored by the group’s management.

These measures are chosen for planning, budgeting, reporting and incentive purposes since they represent those measures which local managers are most directly able to influence and they enable consideration of the underlying business performance without the distortion caused by fluctuating exchange rates, acquisitions and disposals.

The group’s management believes these measures provide valuable additional information for users of the financial information in understanding the group’s performance since they provide information on those elements of performance which local managers are most directly able to influence and they focus on that element of the core brand portfolio which is common to both periods. They should be viewed as complementary to, and not a replacement for, the comparable GAAP measures: sales, net sales and reported movements in individual income statement captions.

Free cash flow   is a non-GAAP measure that comprises net cash flow from operating activities as well as the net purchase and disposal of investments and property, plant and equipment that form part of net cash flow from investing activities. The group’s management believes the measure assists users of the financial information in understanding the group’s cash generating performance as it comprises items which arise from the running of the ongoing business. Free cash flow may not be comparable to similarly titled measures used by other companies.

The remaining components of net cash flow from investing activities that do not form part of free cash flow, as defined by the group’s management, relate to the purchase and disposal of subsidiaries, associates and businesses. The group’s management regards the purchase and disposal of property, plant and equipment as ultimately non-discretionary since ongoing investment in plant and machinery is required to support the day-to-day operations, whereas acquisitions and disposals of businesses are discretionary. However, free cash flow does not necessarily reflect all amounts which the group either has a constructive or legal obligation to incur. Where appropriate, separate discussion is given for the impacts of acquisitions and disposals of businesses, equity dividends paid and the purchase of own shares–each of which arises from decisions that are independent from the running of the ongoing underlying business.

The free cash flow measure is also used by management for its own planning, budgeting, reporting and incentive purposes since it provides information on those elements of performance which local managers are most directly able to influence.

Other definitions

Exceptional items are those that in management’s judgement need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.  Such items are included within the income statement caption to which they relate.

Volume share is a brand’s volume when compared to the volume of all brands in its segment. Value share is a brand’s retail sales when compared to the retail sales of all brands in its segment. Unless otherwise stated, share refers to volume share. Share of voice is the media spend of a particular brand when compared to all brands in its segment. The share and share of voice data is taken from independent industry sources in the markets in which Diageo operates.

References to ready to drink products include flavored malt beverages. Ready to drink products are sold throughout the world, but flavored malt beverages are currently only sold in the United States and certain markets supplied by the United States. References to Smirnoff ready to drink include Smirnoff Ice, Smirnoff Black Ice, Smirnoff Twisted V, Smirnoff Mule, Smirnoff Spin, Smirnoff Storm, Smirnoff Caesar, Smirnoff Fire, Smirnoff Raw Tea, Smirnoff Caipiroska, Smirnoff Signatures and Smirnoff Source.  References to Smirnoff Black Ice include Smirnoff Ice Triple Black in the United States.

Operating results for the six months ended 31 December 2006 compared with the six months ended 31 December 2005

Condensed consolidated income statement

	Six months ended 31 December 2006 £ million	Six months ended 31 December 2005 £ million
Sales	5,358	5,359
Excise duties	(1,336)	(1,399)
Net sales	4,022	3,960
Operating costs	(2,716)	(2,699)
Operating profit	1,306	1,261
Disposal of investments	—	151
Net finance charges	(98)	(88)
Associates’ profits	91	77
Profit before taxation	1,299	1,401
Taxation	(367)	(196)
Profit for the period	932	1,205
Attributable to:
Equity shareholders	895	1,166
Minority interests	37	39
	932	1,205

Sales and net sales

On a reported basis, sales decreased by £1 million from £5,359 million in the six months ended 31 December 2005 to £5,358 million in the six months ended 31 December 2006. On a reported basis net sales increased by £62 million from £3,960 million in the six months ended 31 December 2005 to £4,022 million in the six months ended 31 December 2006. Acquisitions and disposals contributed a net decrease to both reported sales and net sales of £9 million in the period and exchange rate movements also decreased reported sales by £199 million and reported net sales by £158 million, principally arising from the weakening of the US dollar.

Operating costs

On a reported basis operating costs increased by £17 million in the six months ended 31 December 2006 due to an increase in marketing costs of £8 million, from £618 million to £626 million, an increase in cost of sales of £23 million, from £1,511 million to £1,534 million, offset by a decrease in other operating costs of £14 million, from £570 million to £556 million. The impact of exchange rate movements decreased total operating costs by £105 million.

Post employment plans

Post employment costs for the six months ended 31 December 2006 of £28 million (2005—£44 million) included amounts charged to operating profit of £52 million (2005—£54 million) and finance income of £24 million (2005—£10 million).  At 31 December 2006, Diageo’s deficit before taxation for all post employment plans was £759 million (30 June 2006—£801 million).

Operating profit

Operating profit for the six months ended 31 December 2006 increased by £45 million to £1,306 million from £1,261 million in the comparable prior period.

Exchange rate movements reduced operating profit for the six months ended 31 December 2006 by £53 million.

Disposal of investments

In the six months ended 31 December 2005 disposal of investments represented the gain of £151 million on the sale of all of the group’s remaining 25 million shares of common stock of General Mills.

Net finance charges

Net finance charges increased by £10 million from £88 million in the six months ended 31 December 2005 to £98 million in the six months ended 31 December 2006.

The net interest charge increased by £28 million from £92 million in the comparable prior period to £120 million in the six months ended 31 December 2006.  This increase principally resulted from the increase in net borrowings in the period and the increase in floating US dollar interest rates. Exchange rate movements reduced interest by £7 million.

Other net finance income of £22 million (2005—£4 million) included income of £24 million (2005—£10 million) in respect of the group’s post employment plans.  This movement in income related to the post employment plans principally reflects the increase in the value of the assets held between 1 July 2005 and 30 June 2006.  Other finance income in the six months to 31 December 2005 also included £5 million dividend income in respect of the group’s interest in General Mills.  Other finance charges for the six months ended 31 December 2006 include income of £4 million (2005—charge of £4 million) in respect of exchange rate translation differences on inter-company funding arrangements that do not meet the accounting criteria for recognition in equity.

Associates

The group’s share of profits of associates after interest and tax was £91 million for the six months ended 31 December 2006 compared to £77 million in the comparable period last year.  Diageo’s 34% equity interest in Moët Hennessy contributed £84 million to share of profits of associates after interest and tax (2005—£71 million).

Profit before taxation

Profit before tax decreased by £102 million from £1,401 million to £1,299 million in the six months ended 31 December 2006, primarily as a result of the £151 million gain on disposal of General Mills shares in the six months ended 31 December 2005.

Taxation

The tax charge is based upon the estimate of the tax rate expected for the full financial year.

The reported tax rate for the six months ended 31 December 2006 is 28.3% compared with 14.0% for the six months ended 31 December 2005.  Factors increasing the reported tax rate for the six months ended 31 December 2006 are a provision for the settlement of tax liabilities relating to the Guinness/GrandMet merger and a reduction in the carrying value of deferred tax assets.

Exchange rates

Effect of exchange rate movements on the results for the six months ended 31 December 2006 as compared with the results for the six months ended 31 December 2005.

Gains/(losses) £ million
Operating profit
Translation impact	(46)
Transaction impact	(7)
Interest and other finance charges
Translation impact	7
Net exchange movements on short term inter-company loans	8
Total exchange effect on profit before taxation	(38)

	Six months ended 31 December 2006	Six months ended 31 December 2005
Exchange rates
Translation US$/£ rate	1.91	1.76
Translation €/£ rate	1.48	1.47
Transaction US$/£ rate	1.87	1.81
Transaction €/£ rate	1.44	1.46

The weakening of the US dollar had adverse translation and transaction effects on operating profit and a favourable impact on US dollar denominated interest charges.

Outlook for the impact of exchange rate movements

It is estimated that in the year ending 30 June 2007 there will be an adverse impact from exchange rate movements of £90 million on operating profit and a positive impact of approximately £10 million on interest (excluding the exchange impact of retranslating trading and short term loan inter-company balances under IAS 21—The effects of changes in foreign exchange rates).

Dividend

An interim dividend of 12.55 pence per share will be paid to holders of ordinary shares and ADRs on the register on 9 March 2007.  This represents an increase of 5% on last year’s interim dividend. The interim dividend will be paid to shareholders on 10 April 2007. Payment to US ADR holders will be made on 16 April 2007. A dividend reinvestment plan is available in respect of the interim dividend and the plan notice date is 19 March 2007.

Trading performance

The following discussion provides additional commentary on the trading performance of the business compared with the equivalent period in the prior year. In the discussion, movements are described as “reported” or “organic” performance. “Reported” means that the measure reflects movement in the number disclosed in the financial information. “Organic” means the movement excluding the impact of exchange, acquisitions and disposals and exceptional items. In the discussion under “organic brand performance” for each market, movements given for sales, net sales, marketing expenditure and operating profit are organic movements. Comparisons are with the equivalent period in the last financial year.

The following comparison of the six months ended 31 December 2006 with the six months ended 31 December 2005 includes tables which present the exchange, acquisitions and disposals, and organic components of the period on period movement for each of volume, sales, net sales and operating profit.

Organic movements in the tables below are calculated as follows:

The organic movement percentage is the amount in the column headed “Organic movement” expressed as a percentage of the aggregate of the columns headed 2005 Reported, Transfers, Exchange and the amounts in respect of disposals (see note 3 to the tables below) included in the column headed Acquisitions and disposals. The inclusion of the column headed Exchange in the organic movement calculation reflects the adjustment to exclude the effect of exchange rate movements by recalculating the prior period results as if they had been generated at the current period’s exchange rates. Organic movement percentages are calculated as the organic movement amount in £ million, expressed as a percentage of the prior period results at current period exchange rates and after adjusting for disposals. The basis of calculation means that the results used to measure organic movement for a given period will be adjusted when used to measure organic movement in the subsequent period.

Where a business, brand, brand distribution right or agency agreement was disposed of, or terminated, in the current period, the group, in organic movement calculations, adjusts the results for the comparable prior period to exclude the amount the group earned in that period that it could not have earned in the current period (i.e. the period between the date in the prior period, equivalent to the date of the disposal in the current period, and the end of the prior period). As a result, the organic movement numbers reflect only comparable performance. Similarly, if a business was disposed of part way through the equivalent prior period, then its contribution would be completely excluded from that prior period’s performance in the organic movement calculation, since the group recognised no contribution from that business in the current period. In the calculation of operating profit, the overheads included in disposals are only those directly attributable to the businesses disposed of, and do not result from subjective judgements of management. For acquisitions, a similar adjustment is made in the organic movement calculations. For acquisitions subsequent to the end of the equivalent prior period, the post acquisition results in the current period are excluded from the organic movement calculations. For acquisitions in the prior period, post acquisition results are included in full in the prior period but are only included from the anniversary of the acquisition date in the current period.

The organic movement calculations for volume, sales, net sales and operating profit for the six months ended 31 December 2006 were as follows:

	2005 units* million	Acquisitions and disposals units million	Organic movement units million	2006 units million	Organic movement %
Volume
North America	25.6	0.1	0.8	26.5	3
Europe	24.0	0.1	(1.1)	23.0	(5)
International	23.1	(0.1)	3.2	26.2	14
Total	72.7	0.1	2.9	75.7	4

*                    Adjusted for equivalent units of mid strength brands

	2005 Reported £ million	Exchange(2) £ million	Acquisitions and disposals(3) £ million	Organic movement £ million	2006 Reported £ million	Organic movement %
Sales
North America	1,565	(116)	1	93	1,543	6
Europe	2,221	(12)	(10)	(77)	2,122	(4)
International	1,533	(71)	—	193	1,655	13
Corporate and other	40	—	—	(2)	38	(6)
Total	5,359	(199)	(9)	207	5,358	4

	2005 Reported £ million	Exchange(2) £ million	Acquisitions and disposals(3) £ million	Organic movement £ million	2006 Reported £ million	Organic movement %
Net sales
North America	1,329	(99)	1	82	1,313	7
Europe	1,408	(9)	(10)	(32)	1,357	(2)
International	1,183	(50)	—	181	1,314	16
Corporate and other	40	—	—	(2)	38	(6)
Total net sales	3,960	(158)	(9)	229	4,022	6
Excise duties	1,399				1,336
Total sales	5,359				5,358

	2005 Reported £ million	Transfers(1) £ million	Exchange(2) £ million	Acquisitions and disposals(3) £ million	Organic movement £ million	2006 Reported £ million	Organic movement %
Operating profit
North America	476	—	(38)	—	48	486	11
Europe	494	(7)	(2)	—	(1)	484	—
International	371	(4)	(15)	—	61	413	17
Corporate and other	(80)	11	2	—	(10)	(77)	(15)
Total	1,261	—	(53)	—	98	1,306	8

Notes

(1)            Transfers represent the movement between operating units of certain activities, the most significant of which were the reallocation of supply related overheads from corporate to the regions and the reallocation of prior period transaction exchange differences into corporate.

(2)            The exchange adjustments for sales, net sales and operating profit are principally in respect of the US dollar.

(3)            The only acquisition in the six months ended 31 December 2006 was the acquisition of the Smirnov brand in Russia. The other acquisition impacting the calculation of organic growth in the period was the acquisition of The “Old Bushmills” Distillery Company Limited in August 2005. Disposals affecting the period were the disposal of United Beverages Limited and Three Barrels (both Europe) and contributed sales, net sales and operating profit of £16 million, £14 million and £2 million, respectively, in the six months ended 31 December 2005 and had no impact on volume.

Brand performance for the six months ended 31 December 2006

Organic brand performance	Reported volume movement %	Organic volume movement %	Reported net sales movement %	Organic net sales movement %
Global priority brands	5	5	1	6
Local priority brands	(1)	(1)	(2)	2
Category brands	7	6	5	10
Total	4	4	2	6
Key brands
Smirnoff vodka	6	6	2	7
Smirnoff ready to drink	(6)	(6)	(12)	(6)
Johnnie Walker	10	10	8	13
Guinness	—	—	(1)	2
Baileys	3	3	3	6
Captain Morgan (excluding ready to drink)	5	5	2	9
JeB	(1)	(1)	(4)	(1)
Crown Royal	4	4	(1)	8
Jose Cuervo (excluding ready to drink)	7	7	1	8
Tanqueray	4	4	(1)	6
Buchanan’s—Venezuela	65	65	88	71
Windsor—Korea	13	13	15	13

The global priority brands grew volume by 5% as growth in Johnnie Walker, Smirnoff and Baileys offset a decline in Smirnoff ready to drink and JeB.  Strong growth of Guinness in International, where volume grew 8%, was offset by the performance in Europe and therefore volume was flat. Net sales of global priority brands grew 6% as a result of price increases in some markets and mix improvement throughout the world.

Local priority brands volume declined 1% as strong growth of Buchanan’s and Windsor was offset by declines in Bell’s and Gordon’s.  Mix improved and as a result, net sales were up by 2%.

Category brands grew volume by 6% and net sales were up 10% as mix improved due to the strong growth of Scotch brands such as Old Parr and Black & White.

Analysis by region

North America

Summary:

• Continued share growth in spirits: value and volume share up 0.7 and 1.2 percentage points respectively

•       Volume growth of priority brands and price increases drove 7% growth in net sales

Key measures	Six months ended 31 December 2006 £ million	Six months ended 31 December 2005 £ million	Reported movement %	Organic movement %
Volume			3	3
Net sales	1,313	1,329	(1)	7
Marketing	206	209	(1)	6
Operating profit	486	476	2	11

Reported performance

Net sales were £1,313 million in the six months ended 31 December 2006 down by £16 million from £1,329 million in the comparable period.  Operating profit increased by £10 million to £486 million in the period ended 31 December 2006.

Organic performance

The weighted average exchange rate used to translate US dollar sales and profit moved from £1 = $1.76 in the six months ended 31 December 2005 to £1 = $1.91 in the six months ended 31 December 2006.  Net sales decreased by £99 million as a result of the weakening US dollar.  Acquisitions increased net sales by £1 million and there was an organic increase in net sales of £82 million.  Operating profit decreased by £38 million as a result of exchange rate movements.  Acquisitions had no impact on operating profit.  There was an organic increase in operating profit of £48 million.

Organic brand performance	Reported volume movement %	Organic volume movement %	Reported net sales movement %	Organic net sales movement %
Global priority brands	6	6	—	8
Local priority brands	1	1	(5)	3
Category brands	(2)	(2)	1	8
Total	3	3	(1)	7
Key brands
Smirnoff vodka	8	8	4	12
Smirnoff ready to drink	(20)	(20)	(22)	(16)
Captain Morgan (excluding ready to drink)	5	5	1	9
Crown Royal	4	4	(1)	8
Jose Cuervo (excluding ready to drink)	5	5	(2)	7
Baileys	22	22	16	25
Johnnie Walker	2	2	(2)	6
Tanqueray	3	3	(4)	4
Guinness	2	2	(3)	5
Beaulieu Vineyard	(8)	(8)	(14)	(6)
Sterling Vineyards	8	8	(9)	(1)

Smirnoff vodka grew volume 8%, outpacing category growth of 3%.  A price increase in many states led to 12% growth in net sales.  Smirnoff vodka grew value and volume share 0.2 and 0.8 percentage points respectively.

Price increases on Captain Morgan Original Spiced Rum and Parrot Bay flavoured rum in most states drove growth of net sales of 9% on a 5% increase in volume.

Jose Cuervo, excluding ready to drink, grew volume 5%, driven by growth of Jose Cuervo Flavored Tequilas.  Strong performance of super premium variants improved mix and net sales grew 7%. The successful launch of Jose Cuervo Black Medallion in February 2006 and the continued growth of Jose Cuervo Tradicional have almost doubled Cuervo’s participation in the super premium and ultra premium tequila segments.

Baileys showed particularly strong growth with volume up 22% and net sales up 25% following the national launch of Baileys flavours and the continued strong performance of Baileys Original Irish Cream.

Johnnie Walker outpaced the category and increased share by 1.6 percentage points with growth across all variants. Volume grew 2% reflecting further reductions in stock levels. Mix improvement toward Johnnie Walker Black Label and the super deluxe variants drove 6% growth in net sales.

Tanqueray grew volume 3%, share increased by 0.9 percentage points and net sales rose 4%.

Guinness Draught in Bottle grew volume 13% while Guinness Draught increased volume by 4%. Changes in shipment phasing benefited the prior period performance and therefore Guinness Extra Stout volume declined.  As a result, total Guinness volume grew 2%. A national price increase on Guinness Draught and select market increases on other packs drove mix improvement and as a consequence, net sales were up 5%.

Volume on the local priority brands grew 1%, as strong performances by Crown Royal, Buchanan’s and Sterling Vineyards were partly offset by declines in Gordon’s gin, Seagram’s VO and Beaulieu Vineyard. Net sales of local priority brands rose 3% following the positive mix shift towards Crown Royal and Buchanan’s. Crown Royal volume grew 4% and net sales were up 8% following a price increase in selected states and the introduction of the super premium variant Crown Royal Extra Rare.  In wines, mix of Beaulieu Vineyard improved due to lower sales of the mid-priced variant Century Cellars, while Sterling Vineyards mix was diluted as a result of lower sales of the Reserve wines following the warehouse fire in October 2005.

Category brands’ volume declined 2%.  Lower value brands such as Popov and Gordon’s vodka declined but more premium spirits brands such as Cîroc, Don Julio and Bushmills, premium beer brands like Red Stripe and wine brands such as Chalone Vineyards increased. As a result of this mix improvement, net sales grew 8%.

Ready to drink volume was down 6% as continued growth of Jose Cuervo ready to drink and the launch of Parrot Bay was more than offset by a decline in Smirnoff Ice and Twisted V.  However, prices increased, mix improved and as a result, net sales were down only 1%.

Europe

Summary:

•       Net sales down 2% due to weakness in Great Britain, Ireland and Spain

•       Strong growth in Continental Europe hub led by Johnnie Walker, Smirnoff vodka and Baileys

•       Marketing spend declined 7% due to reduced spend on ready to drink in Great Britain and France, and lower investment in Spain following a significant increase in the prior period

Key measures	Six months ended 31 December 2006 £ million	Six months ended 31 December 2005 £ million	Reported movement %	Organic movement %
Volume			(4)	(5)
Net sales	1,357	1,408	(4)	(2)
Marketing	208	225	(8)	(7)
Operating profit	484	494	(2)	—

Reported performance

Reported net sales in Europe in the period ended 31 December 2006 were down £51 million from £1,408 in the comparable period, to £1,357 million.  Reported operating profit decreased by 2% from £494 million to £484 million.

Organic performance

Net sales decreased by £9 million as a result of the impact of exchange rate movements.  Acquisitions increased net sales by £4 million, disposals decreased net sales by £14 million and there was an organic decrease in net sales of £32 million.  The exchange impact resulted primarily from a weakening of the euro.  Operating profit decreased by £2 million as a result of exchange rate movements.  Acquisitions increased operating profit by £2 million and disposals decreased operating profit by £2 million compared to the comparable six month period ended 31 December 2005.  Additional costs of £7 million were transferred to the region.  There was an organic decrease in operating profit of £1 million.

Organic brand performance	Reported volume movement %	Organic volume movement %	Reported net sales movement %	Organic net sales movement %
Global priority brands	(4)	(4)	(3)	(3)
Local priority brands	(11)	(11)	(7)	(6)
Category brands	(1)	(2)	(2)	1
Total	(4)	(5)	(4)	(2)
Key brands
Smirnoff vodka	—	—	(1)	1
Smirnoff ready to drink	(17)	(17)	(15)	(14)
Johnnie Walker	(1)	(1)	4	4
Baileys	(8)	(8)	(6)	(5)
JeB	(4)	(4)	(3)	(3)
Guinness	(7)	(7)	(5)	(4)

Smirnoff vodka volume was flat as a decline in volume in Great Britain was offset by growth in Germany, Belgium and Greece. Net sales grew 1% benefiting from stronger pricing in Greece and Germany. Smirnoff ready to drink volume was down 17%, as the segment continued to decline in Great Britain. Net sales were down 14% as promotions were moderated.

Johnnie Walker volume was down 1% due to a decline in Johnnie Walker Red Label volume in Spain, where the standard Scotch segment has contracted, and in Greece, where there was a shortage of product following a strike at the port of Piraeus. Volume of Johnnie Walker Black Label and Johnnie Walker super deluxe increased in Greece and Eastern Europe as marketing continued to trade consumers up from standard variants.  This, together with mix improvement in Russia on Johnnie Walker Red Label, improved overall mix and as a result, net sales grew 4%.

Baileys volume declined by 8% and net sales were down 5%.  In Great Britain, funding of promotions was limited, which maintained brand equity but negatively impacted Baileys volume.  Excluding Great Britain, volume grew 6% driven by strong growth in Belgium and France and the successful launch of Baileys flavours throughout the region.

JeB volume was down 4% as the continued decline in standard Scotch in Spain was only partially offset by good performance in France where volume grew 4% and in Central and Eastern Europe where volume was up 19%.

Guinness volume declined 7% due to the continued consumer shift from the on trade to the off trade and exceptionally warm weather in both Great Britain and Ireland.  Net sales decline was restricted to 4% as a result of price increases in both markets.

Total local priority brands’ performance was negatively impacted by the decline of Bell’s and Gordon’s in Great Britain and the decline of lagers in Ireland.

Category brands’ volume declined 2% and net sales increased 1% as growth of Bushmills, Pampero and the Classic Malts offset declines in Piat D’Or and VAT 69.

In Great Britain, a shift from the on trade to the off trade, a reduction in retailer funded promotions and a smoking ban introduced in Scotland in March 2006 have resulted in a volume decline of 1% in the beverage alcohol market.  In addition, there has been a consumer trend to value brands and a reduction in customer stock levels ahead of the introduction of strip stamps.  Diageo increased prices in July 2006 and moderated its Christmas promotions to protect brand equity and increase net sales per case.  This provided a challenging background for Diageo’s performance and as a result, volume declined 12% and net sales were down 9%.

In Ireland, on trade beer volume continued to decline, while off trade beer and overall wine and spirits consumption increased.  Consumers are widening their repertoire and becoming more value conscious particularly in the off trade.  These trends affected Diageo’s performance in Ireland with beer net sales down 3%, while spirits and wine net sales were both up 5%.  Total volume and net sales declined 3% and 2% respectively.

The trend to lower on trade consumption led to a 3% decline in the Spanish spirits market.  The standard Scotch category lost share to rum and was down 6%.  Diageo’s volume in Iberia was down 6%, although net sales were only down 3% due to stronger pricing in Portugal.

In the Continental Europe hub, volume grew 4% driven by growth in Central and Eastern Europe, Benelux and Italy.  Consumers continued to trade up to deluxe and super deluxe variants of Johnnie Walker throughout the hub.  This mix improvement was offset by the continued decline of ready to drink in France and Germany and as a result, net sales were up 4%.

The introduction of excise duty strip stamps severely disrupted the Russian market.  As a result, Diageo volume was down 12%.  However, termination of the previous distribution contract and the formation of a 75% owned company for the distribution, sale and marketing of spirits brands, led to higher net sales per case and as a result, net sales were up by 8%.

International

Summary:

•       Continued strong growth in Latin America, Asia and Africa

•       Further investment with marketing spend up 22%

•       Strong performance in Global Travel despite disruptions due to increased airport security

•       Strong growth and share gains in the Scotch category, especially in Latin America and China

•       Strong Guinness performance particularly in Nigeria and East Africa

Key measures	Six months ended 31 December 2006 £ million	Six months ended 31 December 2005 £ million	Reported movement %	Organic movement %
Volume			14	14
Net sales	1,314	1,183	11	16
Marketing	212	184	15	22
Operating profit	413	371	11	17

Reported performance

Reported net sales in the period ended 31 December 2006 were £1,314 million, up £131 million from £1,183 million in the comparable prior period.  Reported operating profit was up 11% to £413 million for the six months ended 31 December 2006.

Organic performance

Net sales decreased by £50 million as a result of exchange rate impacts. There was an organic increase in net sales of £181 million.  Operating profit decreased by £15 million as a result of exchange rate movements and additional costs transferred to the region decreased operating profit by £4 million.  There was an organic increase in operating profit of £61 million. Acquisitions and disposals had no impact on net sales or operating profit for the period.

Organic brand performance	Reported volume movement %	Organic volume movement %	Reported net sales movement %	Organic net sales movement %
Global priority brands	14	14	10	16
Local priority brands	7	7	8	11
Category brands	16	16	16	20
Total	14	14	11	16
Key brands
Smirnoff vodka	12	12	3	13
Smirnoff ready to drink	31	31	14	26
Johnnie Walker	17	17	13	18
Baileys	13	13	9	13
Guinness	8	8	7	11
Buchanan’s—Venezuela	65	65	88	71
Windsor—Korea	13	13	15	13

Smirnoff vodka grew volume 12% and net sales by 13% driven by increased distribution and successful advertising throughout Latin America, Africa and Asia.  Smirnoff ready to drink volume grew 31% due to continued growth in Brazil, the successful launch of Smirnoff Storm in South Africa and the relaunch of Smirnoff Ice in Japan.

Johnnie Walker continued to benefit from increased investment throughout Asia and Latin America and continued activation of its grand prix team sponsorship.  As a result, the brand grew volume 17% and net sales were up 18%.

Baileys grew volume 13% reflecting the successful launch of Baileys flavours in Global Travel, Latin America and Australia, as well as 5% volume growth of Baileys Original Irish Cream. Net sales grew by 13%.

Guinness volume grew 8% driven by strong performances in Nigeria and East Africa due to increased marketing spend, renewed customer focus and economic growth.  Net sales were up 11% mainly due to stronger pricing in Nigeria.

Local priority brands’ performance was driven by growth of Buchanan’s in Venezuela and Windsor in Korea.

The Scotch category drove very strong growth in category brands resulting in a 16% increase in volume and a 20% increase in net sales. Old Parr, Buchanan’s (excluding Venezuela where it is a local priority brand) and Black & White were all up, particularly in Latin America and Benmore continued to perform strongly in Thailand.

Asia Pacific

In Asia Pacific, share gains in fast growing markets such as India and China, as well as in more established markets, such as Thailand and Korea, resulted in volume growth of 7%.  Net sales increased by 9%, driven by strong growth of Johnnie Walker Black Label, particularly in China.

In Australia, spirits brands drove volume growth of 7%. Johnnie Walker volume was up 13% reflecting increases in both Johnnie Walker Red Label and Johnnie Walker Black Label.  The launch of Baileys flavours resulted in a 10% increase in Baileys volume. Total net sales were up 3%, as ready to drink volume increased 1%.

In Korea, the whisky market grew marginally, and therefore, performance was driven by share gains. Overall share increased by 1.5 percentage points as Diageo further established its leadership position in the Scotch category. The successful renovation of the Windsor brand continued to resonate with consumers as the brand increased share by 3.0 percentage points and as a result, volume and net sales both grew 13%.

In Japan, volume declined 1% while net sales grew 11%.  Mix improved as a result of the relaunch of Smirnoff Ice.  Consumers moved away from the larger standard Scotch segment to more premium Scotch segments.  Reflecting this trend, Johnnie Walker super deluxe volume grew 13% but Johnnie Walker Red Label volume declined 20%.

In Thailand, volume grew 5% and net sales grew 18%.  Mix improved due to a 68% increase in Johnnie Walker Red Label volume led by a 23% increase in marketing spend.  Benmore continued to build its appeal to consumers and grew net sales by 56%, more than offsetting declines in Spey Royal and Golden Knight as these brands have been de-emphasised.

In Taiwan, volume declined 1% and net sales were flat.  Johnnie Walker Green Label grew volume 15% offsetting a decline in Johnnie Walker Red Label and Johnnie Walker Black Label as consumers migrated from standard and deluxe blended Scotch to malts.

In China, volume grew 43% and net sales were up 73%. Johnnie Walker Black Label was key to this performance as volume grew 92% and net sales doubled, driven by marketing spend which was up more than 70%.  Share was estimated to be up 8 percentage points.  Johnnie Walker super deluxe volume and net sales also doubled from a small base.

In India, volume grew 26% and net sales were up 24%. Johnnie Walker Black Label and Smirnoff vodka grew strongly with volume up 46% and 28% respectively, due to continued category growth and successful marketing.  Haig Gold Label Scotch and Shark Tooth vodka were launched to broaden consumer appeal in the premium value segment.

Africa

Africa grew volume 15% and net sales increased 16% due to strong growth throughout the region.

In Nigeria, volume grew 11% and net sales were up 8%.  A price increase on Guinness led net sales to increase by 12% on 8% volume growth. However, improved performance of Malta Guinness and the continued growth of Harp had an overall negative impact on mix. Harp volume was up 12% as the brand benefited from its first national marketing programme.

In East Africa, volume grew 22% and net sales were up 23%.  East Africa has traditionally been a lager market, however, increased marketing spend on Guinness led volume to grow 23% and net sales to increase 30%.  The continued decline of Pilsner in Kenya was offset by strong growth of Pilsner and Tusker in Uganda and continued success of Senator in Kenya.

Trading in Cameroon improved due to increased promotions and a more stable market place. As a result, Guinness returned to growth with volume up 26% and net sales up 33%.

In Ghana, volume grew 3% and net sales were up 16%.  Malta Guinness drove performance with volume up 9% and net sales grew 26% following a price increase in November 2006 and 2005.

In South Africa, volume grew 14% and net sales were up 23%.  Mix improved due to continued strong growth of Smirnoff ready to drink, which grew volume 54%.  Diageo’s Scotch brands grew as a result of the increased consumer interest in the category.  Johnnie Walker grew volume 46%, Bell’s grew volume by 17% and JeB grew volume by 9%.  Share grew in vodka, standard Scotch, deluxe Scotch, ready to drink and cream liqueurs.

Latin America and Caribbean

Increased share gains in Scotch and overall growth in the Scotch category were the key factors driving Diageo’s performance in Latin America.  Total volume grew 21% and net sales were up 26%.

In Mexico, volume grew 17% driven by growth across Diageo’s Scotch brands resulting in a 3.4 percentage point increase in share. Buchanan’s volume was up 14% and Johnnie Walker was up 26%, driven by Johnnie Walker Black Label volume growth of 41%.

In Venezuela, the trend towards premium products continued as consumers traded up from value Scotch.  As a result of this trend, Diageo’s total share in Scotch increased by 6.2 percentage points.

In Paraguay, Uruguay and Brazil, total volume grew 11% and net sales were up 21%.  Positive mix was driven by strong growth in Johnnie Walker and Smirnoff ready to drink.  Johnnie Walker Red Label grew volume 13%, net sales were up 18% and share increased 1.7 percentage points.  Johnnie Walker Black Label grew volume 12% and net sales were up 16%.  Smirnoff ready to drink grew volume 26% and net sales were up by 53% as the brand continued to gain traction with consumers.

Global Travel and Middle East

Despite the disruption caused by the conflict in Lebanon, reduced tourism following the military coup in Thailand and issues around airport security, Global Travel and Middle East volume grew 9% and net sales were up 11%.  Johnnie Walker grew volume 7%, driven by 10% growth in Johnnie Walker Red Label as continued promotions leveraged Johnnie Walker’s ongoing grand prix team sponsorship. Johnnie Walker Black Label declined 1% mainly due to the conflict in the Middle East. Johnnie Walker super deluxe grew volume 29%, with strong growth in Asia due to the continued focus on gift packs and the launch of Johnnie Walker Blue Label King George V, a new super deluxe variant.  Performance also benefited from the global roll out of Baileys flavours and as a result, Baileys volume increased by 15%.  Continued growth in Scotch in Latin America resulted in strong performances of Buchanan’s and Old Parr, which grew volume 179% and 129% respectively.

Corporate revenue and costs

Net sales were £38 million in the six months ended 31 December 2006, down by £2 million from £40 million in the prior period. Net reported operating costs decreased by £3 million to £77 million in the six months ended 31 December 2006.

Net operating costs decreased by £11 million as a result of additional costs being transferred to the regions and there was a net decrease of £2 million in respect of exchange rate movements that included a charge of £5 million for exchange adjustments on inter-company short term balances under IAS 21—The effects of changes in foreign exchange rates.

Diageo will report preliminary results for the year ending 30 June 2007 on the new basis of four regions: North America, Europe, International and Asia Pacific, together with Corporate.  The results for the year ended 30 June 2006 and for the six months ended 31 December 2006, restated for the new four regions, will be issued at the time of the year end trading statement.

Liquidity and capital resources

Cash flow

A summary of the consolidated cash flow and reconciliation to increase in net borrowings for the six months ended 31 December 2006 compared to the six months ended 31 December 2005 is as follows:

	Six months ended 31 December
	2006 £ million	2005 £ million
Profit for the period	932	1,205
Taxation	367	196
Share of associates’ profits after tax	(91)	(77)
Net interest and other finance income	98	88
Sale of General Mills shares	—	(151)
Depreciation and amortisation	104	105
Movements in working capital	(515)	(463)
Dividend income	7	14
Other items	12	40
Cash generated from operations	914	957
Interest received	21	37
Interest paid	(125)	(98)
Dividends paid to equity minority interests	(22)	(20)
Taxation paid	(72)	(118)
Net cash from operating activities	716	758
Net sale/(purchase) of investments	1	(1)
Net investment in property, plant and equipment	(45)	(106)
Free cash flow	672	651
Disposal of shares in General Mills	—	651
Other disposals	—	122
Acquisitions	(20)	(207)
Proceeds from issue of share capital	—	2
Net purchase of own shares for share schemes	(48)	(42)
Own shares repurchased for cancellation or holding as treasury shares	(704)	(704)
Net increase in loans	900	296
Equity dividends paid	(524)	(529)
Net increase in net cash and cash equivalents	276	240
Cash flow from loans (excluding overdrafts)	(900)	(296)
Exchange adjustments	159	(150)
Non-cash items	(7)	(2)
Increase in net borrowings	(472)	(208)

The primary sources of the group’s liquidity have been cash generated from operations and cash received from disposals. A portion of these funds has been used to fund acquisitions and share repurchases, to pay interest, dividends and taxes, and to fund capital expenditure.

Cash generated from operations decreased from £957 million to £914 million in the six months ended 31 December 2006 principally as a result of cash outflows in relation to working capital which were greater by £52 million than in the prior period. Net interest payments increased by £43 million largely as a result of the loss of Burger King subordinated debt interest received in the six month period ended 31 December 2005, increased net borrowings during the period and higher US dollar interest rates. The decrease in cash generated from operations and increased interest payments were principally offset by reduced taxation payments (down £46 million to £72 million) and reduced net capital expenditure (down £61 million to £45 million) and as a result free cash flow increased £21 million to £672 million from £651 million in the prior period.

In the six months ended 31 December 2006, Diageo invested £20 million in business acquisitions and purchased 72.8 million shares as part of the share buyback programme (2005—84.4 million shares) at a cost including fees of £704 million (2005—£704 million). In addition net payments to acquire shares for employee share schemes totalled £48 million (2005—£42 million).

Diageo continues to target a range of ratios which are currently broadly consistent with an A band credit rating.  In 2008, assuming similar levels of free cash flow and acquisition activity to those that arose in 2006 and are expected to arise in 2007, Diageo would expect, under this capital structure, to have the financial capacity to fund a share buyback programme of approximately £1 billion.

Borrowings

The group policy with regard to the expected maturity profile of borrowings of group finance companies is to limit the proportion of such borrowings maturing within 12 months to 50% of gross borrowings less money market demand deposits, and the level of commercial paper to 30% of gross borrowings less money market demand deposits. In addition, it is group policy to maintain backstop facility terms from relationship banks to support commercial paper obligations.

The group’s net borrowings comprise the following:

31 December 2006 £ million
Overdrafts	(76)
Other borrowings due within one year	(1,203)
Borrowings due within one year	(1,279)
Borrowings due between one and three years	(1,367)
Borrowings due between three and five years	(794)
Borrowings due after five years	(2,061)
Interest rate fair value hedging instruments	(16)
Cross currency interest rate swaps	(19)
Foreign currency swaps and forwards	(5)
Finance leases	(13)
Gross borrowings	(5,554)
Offset by:
Cash and cash equivalents	975
Other liquid resources	25
Net borrowings	(4,554)

Other liquid resources represent amounts placed with financial institutions which require notice of withdrawal of more than three months.

The group’s gross borrowings and cash and cash equivalents and other liquid resources at 31 December 2006 were denominated in the following currencies:

	Total £ million	US dollar %	Sterling %	Euro %	Other %
Gross borrowings	(5,554)	44	10	31	15
Cash and cash equivalents and other liquid resources	1,000	27	15	14	44

The effective interest rate for the six months ended 31 December 2006, based on average net borrowings and interest charge, was 5.5%.

During the six months ended 31 December 2006, the group issued a US $600 million global bond repayable in January 2012 with a coupon of 5.125%, a US $600 million global bond repayable in September 2016 with a coupon of 5.5% and a US $600 million global bond repayable in 2036 with a coupon of 5.875%. A US $500 million bond and a €300 million medium term note matured and were repaid in the period.

The £472 million increase in net borrowings from 30 June 2006 to 31 December 2006 includes the free cash inflow of £672 million offset by payments of £704 million to repurchase shares for cancellation or holding as treasury shares and a £524 million equity dividend payment.

At 31 December 2006, the group had available undrawn committed bank facilities of £1,648 million. Of the facilities, £638 million expire in May 2007, £459 million expire in May 2010 and £551 million expire in May 2011. Commitment fees are paid on the undrawn portion of these facilities. Borrowings under these facilities will be at prevailing LIBOR rates plus an agreed margin, which is dependent on the period of drawdown. These facilities can be used for general corporate purposes and, together with cash and cash equivalents, support the group’s commercial paper programmes. The committed bank facilities are subject to a single financial covenant, being a minimum interest cover ratio of two times (defined as the ratio of operating profit aggregated with share of associates’ profits to net interest). They are also subject to pari passu ranking and negative pledge covenants.

Any non compliance with covenants underlying Diageo’s financing arrangements could, if not waived, constitute an event of default with respect to any such arrangements, and any non compliance with covenants may, in particular circumstances, lead to an acceleration of maturity on certain notes and the inability to access committed facilities. Diageo was in full compliance with all of its financial covenants throughout each of the periods presented.

Off-balance sheet arrangements

In connection with the disposal of Pillsbury in October 2001, Diageo has guaranteed debt of International Multifoods Corporation, a wholly owned subsidiary of The JM Smucker Company, to the amount of $200 million (£102 million) repayable in November 2009. The directors are not aware of any instances of default by the borrower at present, but the ability of the borrower to continue to be in compliance with the guaranteed debt instrument, and in particular remaining current on payments of interest and repayments of principal, is significantly dependent on the current and future operations of the borrower and its affiliates.

In addition, certain of the acquired Seagram businesses had pre-existing guarantees at the date of acquisition in relation to the solvency of a third party partnership. This partnership has outstanding loans of $100 million (£51 million). Vivendi has indemnified the group against any losses relating to these arrangements. In February 2007 Diageo was released from these guarantee obligations.

The above guarantees are unrelated to the ongoing operations of the group’s business.

Save as disclosed above, neither Diageo plc nor any member of the Diageo group has any off-balance sheet financing arrangements that currently have or are reasonably likely to have a material future effect on the group’s financial condition, changes in financial condition, results of operations, liquidity, capital expenditure or capital resources.

NEW ACCOUNTING STANDARDS

International Financial Reporting Standards

The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 4—Determining whether an arrangement contains a lease (effective for annual periods beginning on or after 1 January 2006).

IFRIC 5—Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds (effective for annual periods beginning on or after 1 January 2006).

IFRIC 6—Liabilities arising from participating in a specific market: waste electrical and electronic equipment (effective for annual periods beginning on or after 1 December 2005).

IFRIC 7—Applying the restatement approach under IAS 29—Financial reporting in hyperinflationary economies (effective for annual periods beginning on or after 1 March 2006).

IFRIC 8—Scope of IFRS 2 (effective for annual periods beginning on or after 1 May 2006).

IFRIC 9—Reassessment of embedded derivatives (effective for annual periods beginning on or after 1 June 2006).

The following standards and interpretations, issued by the International Accounting Standards Board (IASB) or IFRIC, have not been adopted by the group:

IFRS 8—Operating segments (effective for annual periods beginning on or after 1 January 2009)

IFRIC 10—Interim financial reporting and impairment (effective for annual periods beginning on or after 1 November 2006).

IFRIC 11—Group and treasury share transactions (effective for annual periods beginning on or after 1 March 2007).

IFRIC 12—Service concession arrangements (effective for annual periods beginning on or after 1 January 2008).

IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14—Segment reporting. The group is currently assessing the impact this standard will have on the presentation of its consolidated results.

The group does not currently believe the adoption of the interpretations will have a material impact on the consolidated results or financial position of the group.

United States standards and other pronouncements

The following US GAAP standards and other pronouncements have recently been issued:

SFAS No. 155—Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statements Nos. 133 and 140)

In February 2006, the FASB issued SFAS No. 155. This statement provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 157—Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS No. 157 addresses standardising the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as ‘the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date’. SFAS No. 157 is effective for financial years beginning after 15 November 2007, and interim periods within those financial years. The group has not yet estimated the impact, if any, of the new standard.

SFAS No. 158—Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R). SFAS No.158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to: (1) recognise the funded status of the benefit plan in its statement of financial position; (2) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost; (3) measure defined benefit plan assets and obligations as of the date of the employer’s financial year end statement of financial position; and (4) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next financial year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. The recognition and disclosure provisions of SFAS No. 158 are effective as of the end of the financial year ending 30 June 2007. If SFAS No. 158 had been effective as at 30 June 2006, this would have resulted in an increase in the group’s US GAAP total liabilities of approximately £200 million and a decrease in the group’s US GAAP total assets of approximately £300 million, and an additional £500 million would have been charged to the group’s US GAAP accumulated other comprehensive income. As the group’s net pension liabilities are dependent upon future events and circumstances, the impact at the time of adoption of SFAS No. 158 may differ from these amounts.

SFAS No.159—Fair Value Option for Financial  Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159. This statement expands opportunities to use fair value measurement in financial reporting and permits entities to choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial years beginning after 15 November 2007.  The adoption of SFAS No. 159 is not expected to have a material effect on the results or net assets of the group.

FIN 48—Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109—Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for financial years beginning after 15 December 2006. The group is currently assessing the impact of FIN 48 on the results and net assets of the group.

EITF Issue No. 06-3—How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement

In June 2006, the FASB issued EITF 06-3, which provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion—No. 22  Disclosure of Accounting Policies. The group’s current accounting policy is to present excise taxes within the scope of EITF Issue No. 06-3 on a gross basis. The Issue is effective for interim and annual periods beginning after 15 December 2006.  The group’s adoption of EITF Issue No. 06-3 will not result in a change in the group’s accounting policy or in any of the group’s disclosures of excise taxes.

SAB 108—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides interpretive guidance on how registrants should quantify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting and disclosure guidance for situations in which there existed an error in prior period financial statements the correction of which could be considered material in the current year by allowing companies to restate prior period financial statements or recognise the cumulative effect of initially applying SAB 108 through an adjustment to opening retained earnings in the year of adoption. SAB 108 is effective for financial years ending after 15 November 2006. The adoption of SAB 108 is not expected to impact on the group’s financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on the group’s present or future consolidated financial statements.

RECENT DEVELOPMENTS

Paul Walsh, chief executive of Diageo, commenting on the six months ended 31 December 2006 said:

‘Diageo has made a strong start to the year, with excellent performances in North America and International and unchanged profits in Europe.  Our spirits brands, especially Scotch where net sales grew 11%, did particularly well, benefiting from increased investment in marketing.  As a result of this strong start we are increasing our guidance for organic operating profit growth to 8% for the full year.  We still expect to return a total of £1.4 billion to shareholders through share buybacks this year and to continue our progressive dividend policy.

‘In North America our continued outperformance in the US spirits market was the key driver of the 11% organic operating profit growth we delivered. Operating leverage from price and mix improvements in beer, wine and ready to drink also contributed to the margin expansion we achieved.

‘In International, we again grew marketing spend faster than net sales. This investment delivered stronger top line growth, share gains in markets from China to Mexico, organic operating margin expansion and organic operating profit grew 17%.

‘In Europe, growth in our Continental Europe hub and in Russia was offset by weaker top line performance in Great Britain, Ireland and Spain and total net sales declined. However, as in North America, price and mix improvement led to organic operating margin expansion and on an organic basis operating profit was maintained.

‘We believe that a capital structure broadly consistent with a single A credit rating gives Diageo the appropriate level of flexibility and given our strong free cash flow this capital structure would allow us to fund a £1 billion share buyback programme in fiscal 2008.’

The above comments were made by Paul Walsh, chief executive of Diageo, in connection with the release of the Interim Announcement published on 15 February 2007.  Any statement on Diageo’s debt rating should be read in conjunction with the section on ‘Liquidity and capital resources’ on pages 27 to 29 of this document.

On 17 January 2007, Diageo announced the creation of Diageo Asia Pacific as the fourth Diageo region. It will bring together the current Diageo International hub organisations in Asia, Greater China and Australia under a single regional executive committee led by the newly created role of President, Asia Pacific.

On 27 January 2007, Diageo made a formal announcement to the Shanghai Stock Exchange regarding its proposed acquisition of 43% of the equity of Sichuan Chengdu Quanxing Group Co., Ltd.  Further to an equity interest transfer agreement dated 11 December 2006, as amended on 23 December 2006, Diageo Highlands Holding B.V., a subsidiary of Diageo plc, will acquire 43% of the equity of Sichuan Chengdu Quanxing Group Co., Ltd. (‘Quanxing’) from Chengdu Yingsheng Investment Holding Co., Ltd., subject to certain closing conditions.

Quanxing holds 39.48% of the equity in Sichuan ShuiJingFang Joint Stock Co., Ltd. (‘ShuiJingFang’), a leading maker of premium traditional Chinese liquor, or baijiu. ShuiJingFang is listed on the Shanghai Stock Exchange. The agreed purchase price for the 43% equity interest is approximately $67 million (approximately £34 million) which will be funded from internal sources.

On 15 February 2007, Diageo announced it is to invest £100 million expanding its Scotch Whisky operations in Scotland. The £100 million programme will expand capacity in malt distilling and grain distilling, where almost £80 million will be spent, and in packaging and warehousing where the investment will be over £20 million.

INDEX TO THE UNAUDITED FINANCIAL INFORMATION
FOR THE SIX MONTHS ENDED 31 DECEMBER 2006 AND 31 DECEMBER 2005

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 31 December 2006 £ million	Six months ended 31 December 2005 £ million
Sales	2	5,358	5,359
Excise duties		(1,336)	(1,399)
Net sales		4,022	3,960
Cost of sales		(1,534)	(1,511)
Gross profit		2,488	2,449
Marketing		(626)	(618)
Other operating expenses		(556)	(570)
Operating profit	2	1,306	1,261
Sale of General Mills shares	3	—	151
Net interest payable	4	(120)	(92)
Net other finance income	4	22	4
Share of associates’ profits after tax		91	77
Profit before taxation		1,299	1,401
Taxation	5	(367)	(196)
Profit for the period		932	1,205
Attributable to:
Equity shareholders of the parent company		895	1,166
Minority interests		37	39
		932	1,205
Pence per share
Basic earnings		32.8p	40.4p
Diluted earnings		32.6p	40.4p
Average shares		2,725m	2,886m

UNAUDITED CONSOLIDATED STATEMENT OF
RECOGNISED INCOME AND EXPENSE

	Six months ended 31 December 2006		Six months ended 31 December 2005
	£ million	£ million	£ million	£ million
Exchange differences on translation of foreign operations
—group	(230)		164
—associates	(24)		18
Exchange differences on hedges of net investment in foreign operations	159		(90)
Effective portion of changes in fair value of net investment hedges	12		(41)
Effective portion of changes in fair value of cash flow hedges
—gains/(losses) taken to equity	15		(24)
—transferred to profit for the period	25		7
Fair value movement on available for sale securities
—unrealised gains arising during the period	—		33
—realised gains reclassified to profit for the period	—		(181)
Actuarial gains on post employment plans	13		236
Tax on items taken directly to equity	(17)		(50)
Net (charges)/income recognised directly in equity		(47)		72
Profit for the period
—group	841		1,128
—associates	91		77
Profit for the period		932		1,205
Total recognised income and expense for the period		885		1,277
Impact of IAS 39 adoption on 1 July 2005 (net of tax)
—group			170
—associates			(6)
Impact of adoption of IAS 39				164
				1,441
Attributable to:
—equity shareholders of the parent company		856		1,229
—minority interests		29		48
Total recognised income and expense for the period		885		1,277

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	31 December 2006		30 June 2006		31 December 2005
		£ million	£ million	£ million	£ million	£ million	£ million
Non-current assets
Intangible assets		4,399		4,534		4,723
Property, plant and equipment		1,889		1,952		1,987
Biological assets		3		13		5
Investments in associates		1,405		1,341		1,347
Other investments		72		69		66
Other receivables		14		12		40
Other financial assets		51		42		96
Deferred tax assets		837		1,113		705
Post employment benefit assets		17		14		11
			8,687		9,090		8,980
Current assets
Inventories	6	2,474		2,386		2,488
Trade and other receivables		2,183		1,681		2,185
Other financial assets		87		71		—
Cash and cash equivalents	7	975		699		1,039
			5,719		4,837		5,712
Total assets			14,406		13,927		14,692
Current liabilities
Borrowings and bank overdrafts	7	(1,279)		(759)		(1,047)
Other financial liabilities		(24)		(36)		—
Trade and other payables		(2,021)		(1,803)		(1,984)
Corporate tax payable		(788)		(681)		(806)
Provisions		(66)		(56)		(101)
			(4,178)		(3,335)		(3,938)
Non-current liabilities
Borrowings	7	(4,222)		(4,001)		(3,907)
Other financial liabilities		(82)		(78)		(149)
Other payables		(11)		(37)		(107)
Provisions		(287)		(306)		(286)
Deferred tax liabilities		(560)		(674)		(406)
Post employment benefit liabilities		(776)		(815)		(1,110)
			(5,938)		(5,911)		(5,965)
Total liabilities			(10,116)		(9,246)		(9,903)
Net assets			4,290		4,681		4,789
Equity
Called up share capital		868		883		883
Share premium		1,340		1,340		1,339
Other reserves		3,135		3,168		3,187
Retained deficit		(1,242)		(889)		(817)
Equity attributable to equity shareholders of the parent company			4,101		4,502		4,592
Minority interests			189		179		197
Total equity	9		4,290		4,681		4,789

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 31 December 2006		Six months ended 31 December 2005
	£ million	£ million	£ million	£ million
Cash flows from operating activities
Profit for the period	932		1,205
Taxation	367		196
Share of associates’ profits after tax	(91)		(77)
Net interest and other finance income	98		88
Sale of General Mills shares	—		(151)
Depreciation and amortisation	104		105
Movements in working capital	(515)		(463)
Dividend income	7		14
Other items	12		40
Cash generated from operations		914		957
Interest received		21		37
Interest paid		(125)		(98)
Dividends paid to equity minority interests		(22)		(20)
Taxation paid		(72)		(118)
Net cash from operating activities		716		758
Cash flows from investing activities
Net sale/(purchase) of investments	1		(1)
Disposal of property, plant and equipment	39		2
Purchase of property, plant and equipment	(84)		(108)
Disposal of shares in General Mills	—		651
Disposal of businesses	—		122
Purchase of subsidiaries	(20)		(207)
Net cash (outflow)/inflow from investing activities		(64)		459
Cash flows from financing activities
Proceeds from issue of share capital	—		2
Net purchase of own shares for share schemes	(48)		(42)
Own shares repurchased for cancellation or holding as treasury shares	(704)		(704)
Net increase in loans	900		296
Equity dividends paid	(524)		(529)
Net cash used in financing activities		(376)		(977)
Net increase in net cash and cash equivalents		276		240
Exchange differences		(28)		12
Net cash and cash equivalents at beginning of the period		651		729
Net cash and cash equivalents at end of the period		899		981
Net cash and cash equivalents consist of:
Cash and cash equivalents		975		1,039
Bank overdrafts		(76)		(58)
		899		981

NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

1.   Basis of preparation

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as endorsed and adopted for use in the European Union (IFRS). This interim financial information complies with applicable IFRS and has been prepared in accordance with IAS 34—Interim Financial Reporting. There is no difference between IFRS as applied in this document by Diageo and applicable IFRS as issued by the International Accounting Standards Board (IASB).  This interim consolidated financial information is unaudited and has been prepared on the basis of accounting policies consistent with those applied in the consolidated financial statements for the year ended 30 June 2006.  IFRSs are subject to ongoing review and endorsement by the EU or possible amendment by interpretative guidance from the IASB.

The following interpretations, issued by the International Financial Reporting Interpretations Committee (IFRIC), are effective for the first time in the current financial year and have been adopted by the group with no significant impact on its consolidated results or financial position:

IFRIC 4—Determining whether an arrangement contains a lease   (effective for annual periods beginning on or after 1 January 2006).

IFRIC 5—Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds   (effective for annual periods beginning on or after 1 January 2006).

IFRIC 6—Liabilities arising from participating in a specific market: waste electrical and electronic equipment   (effective for annual periods beginning on or after 1 December 2005).

IFRIC 7—Applying the restatement approach under IAS 2—Financial reporting in hyperinflationary economies   (effective for annual periods beginning on or after 1 March 2006).

IFRIC 8—Scope of IFRS 2   (effective for annual periods beginning on or after 1 May 2006).

IFRIC 9—Reassessment of embedded derivatives   (effective for annual periods beginning on or after 1 June 2006).

The following standards and interpretations, issued by the International Accounting Standards Board (IASB) or IFRIC, have not been adopted by the group:

IFRS 8—Operating segments   (effective for annual periods beginning on or after 1 January 2009).

IFRIC 10—Interim financial reporting and impairment   (effective for annual periods beginning on or after 1 November 2006).

IFRIC 11—Group and treasury share transactions   (effective for annual periods beginning on or after 1 March 2007).

IFRIC 12—Service concession arrangements   (effective for annual periods beginning on or after 1 January 2008).

IFRS 8 contains requirements for the disclosure of information about an entity’s operating segments and also about the entity’s products and services, the geographical areas in which it operates, and its major customers. The standard is concerned only with disclosure and replaces IAS 14—Segment reporting. The group is currently assessing the impact this standard will have on the presentation of its consolidated results.

The group does not currently believe the adoption of the interpretations will have a material impact on the consolidated results or financial position of the group.

The comparative figures for the financial year ended 30 June 2006 are not the company’s statutory accounts for that financial year.  These accounts have been reported on by the company’s auditors and delivered to the registrar of companies.  The report of the auditor was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

2.   Business and geographical analyses

Business analysis is presented under the categories of Diageo North America, Diageo Europe, Diageo International and Corporate, reflecting the group’s management and internal reporting structure.

Business analysis:

	Six months ended 31 December 2006		Six months ended 31 December 2005
	Sales	Operating profit/(loss)	Sales	Operating profit/(loss)
	£ million	£ million	£ million	£ million
North America	1,543	486	1,565	476
Europe	2,122	484	2,221	494
International	1,655	413	1,533	371
	5,320	1,383	5,319	1,341
Corporate	38	(77)	40	(80)
	5,358	1,306	5,359	1,261

Net corporate operating costs and trading losses decreased from £80 million to £77 million in the six months ended 31 December 2006.  Corporate revenues and costs are in respect of central costs, including finance, human resources and legal, as well as certain information system, service centre, facilities and employee costs that are not directly allocated to the geographical operating units. They also include the revenues and costs related to rents receivable in respect of properties not used by Diageo in the manufacture, sale or distribution of premium drinks, and the results of Gleneagles Hotel.

Geographical analysis of sales and operating profit by destination:

	Six months ended 31 December 2006		Six months ended 31 December 2005
	Sales	Operating profit	Sales	Operating profit
	£ million	£ million	£ million	£ million
North America	1,564	498	1,581	485
Europe	2,197	417	2,292	426
Asia Pacific	609	129	561	122
Latin America	459	141	402	106
Rest of World	529	121	523	122
	5,358	1,306	5,359	1,261

Sales and operating profit by geographical destination have been stated according to the location of the third party customers.

Certain businesses within Diageo International for internal management purposes have been reported within the appropriate region in the geographical analysis above. Corporate sales and operating loss (principally central costs) are included in Europe.

Diageo will report preliminary results for the year ending 30 June 2007 on the new basis of four regions: North America, Europe, International and Asia Pacific, together with Corporate.  The results for the year ended 30 June 2006 and for the six months ended 31 December 2006, restated for the new four regions, will be issued at the time of the year end trading statement.

Exports from the United Kingdom were £1,164 million (2005—£1,114 million).

Analysis of total assets:

	31 December 2006	30 June 2006	31 December 2005
	£ million	£ million	£ million
North America	898	872	994
Europe	1,300	1,190	1,563
International	1,244	1,139	1,278
Moët Hennessy	1,364	1,303	1,304
Corporate and other	9,600	9,423	9,553
	14,406	13,927	14,692

Corporate and other total assets consist primarily of brands that are capitalised in the balance sheet, property, plant and equipment, maturing whisky inventories and other assets that are not readily allocable to the group’s operating segments.

The weighted average exchange rates used in the translation of income statements were US dollar—£1 = $1.91 (2005—£1 = $1.76) and euro—£1 = €1.48 (2005—£1 = €1.47). Exchange rates used to translate assets and liabilities at the balance sheet date were US dollar—£1 = $1.96 (2005—£1 = $1.72) and euro—£1 = €1.48 (2005—£1 = €1.46). The group uses foreign exchange transaction hedges to mitigate the effect of exchange rate movements.

The festive holiday season provides the peak period for sales. Approximately 30% of annual sales volume occurs in the last three months of each calendar year.

3.   Exceptional items

The group identifies separately certain items as “exceptional”.  These are items which, in management’s judgement, need to be disclosed by virtue of their size or incidence in order for the user to obtain a proper understanding of the financial information.

Exceptional items in the six months ended 31 December 2006 were £nil.  In the six months ended 31 December 2005 the gain on sale of shares in General Mills of £151 million was identified as an exceptional item. There were no exceptional tax items in the six months ended 31 December 2006. In the six months ended 31 December 2005 tax credits of £117 million relating to increases in the group’s deferred tax assets were reported as exceptional.

4.   Net interest and other finance income

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Interest payable	(145)	(107)
Interest receivable	26	15
Market value movements on interest rate instruments	(1)	—
Net interest payable	(120)	(92)
Net finance income in respect of post employment plans	24	10
Investment income – dividends receivable from General Mills	—	5
Unwinding of discounts on provisions and receivables	(6)	(7)
Other finance income	18	8
Net exchange movements on certain financial instruments	4	(4)
Net other finance income	22	4

5.   Income taxes

The £367 million taxation charge for the six months ended 31 December 2006 comprises a UK tax charge of £55 million and a foreign tax charge of £312 million.

6.   Inventories

	31 December 2006	30 June 2006	31 December 2005
	£ million	£ million	£ million
Raw materials and consumables	249	236	273
Work in progress	16	17	22
Maturing inventories	1,741	1,644	1,610
Finished goods and goods for resale	468	489	583
	2,474	2,386	2,488

7.   Net borrowings

	31 December 2006	30 June 2006	31 December 2005
	£ million	£ million	£ million
Borrowings due within one year and bank overdrafts	(1,279)	(759)	(1,047)
Borrowings due after one year	(4,222)	(4,001)	(3,907)
Interest rate fair value hedging instruments	(16)	(44)	9
Cross currency interest rate swaps	(19)	—	—
Foreign currency swaps and forwards	(5)	(17)	(9)
Finance lease obligations	(13)	(9)	(10)
Gross borrowings	(5,554)	(4,830)	(4,964)
Offset by:
Cash and cash equivalents	975	699	1,039
Other liquid resources	25	49	14
Net borrowings	(4,554)	(4,082)	(3,911)

In the period ended 31 December 2006, the group issued a US $600 million global bond repayable in January 2012 with a coupon of 5.125%, a US $600 million global bond repayable in September 2016 with a coupon of 5.5%, a US $600 million global bond repayable in 2036 with a coupon of 5.875%.  A US $500 million bond and a €300 million medium term note matured and were repaid in the period.

8.   Reconciliation of movement in net borrowings

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Net borrowings at beginning of the period	(4,082)	(3,706)
Adoption of IAS 39 on 1 July 2005		3
Restated net borrowings at beginning of the period		(3,703)
Increase in net cash and cash equivalents before exchange	276	240
Cash flow from change in loans	(900)	(296)
Change in net borrowings from cash flows	(624)	(56)
Exchange differences on net borrowings	159	(150)
Other non-cash items	(7)	(2)
Net borrowings at end of the period	(4,554)	(3,911)

9.   Total equity—movements in capital and reserves

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Total equity at beginning of the period	4,681	4,626
Adoption of IAS 39 on 1 July 2005		164
Restated total equity at beginning of the period		4,790
Total recognised income and expense for the period	885	1,277
Share trust arrangements	32	(39)
Share-based incentive plans	14	12
Tax on share-based incentive plans	5	—
Shares issued	—	2
Purchase of own shares for cancellation or holding as treasury shares	(704)	(704)
Purchase of own shares for holding as treasury shares for share scheme hedging	(80)	—
Acquisition of minority interest	3	—
Dividends paid to equity shareholders	(524)	(529)
Dividends paid to minority interests	(22)	(20)
Net movement in total equity	(391)	(1)
Total equity at end of the period	4,290	4,789

Total equity at the end of the period includes gains of £7 million in respect of cumulative translation differences (30 June 2006—£107 million) and £2,339 million in respect of own shares held as treasury shares (30 June 2006—£2,070 million).

10.   Dividends

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Amounts recognised as distributions to equity shareholders in the period
Final dividend for the year ended 30 June 2006 of 19.15p (2005—18.2p) per share	524	529

An interim dividend of 12.55 pence per share for the six months ended 31 December 2006 (2005—11.95 pence per share) was approved by the board of directors on 14 February 2007. As this was after the balance sheet date, this dividend has not been included as a liability in this consolidated financial information.

11.   Contingent liabilities and legal proceedings

(i) Guarantees In connection with the disposal of Pillsbury, Diageo has guaranteed the debt of a third party to the amount of $200 million (£102 million) until November 2009. Including this guarantee, but net of the amount provided in the consolidated financial information, at 31 December 2006 the group has given performance guarantees and indemnities to third parties of £159 million.

In February 2007, Diageo was released from certain guarantee obligations in the amount of £51 million arising from the acquisition of the Seagram’s business.  Save as disclosed above, there has been no material change since 31 December 2006 in the group’s performance guarantees and indemnities.

(ii) Colombian litigation An action was filed on 8 October 2004 in the United States District Court for the Eastern District of New York by the Republic of Colombia and a number of its local government entities against Diageo and other spirits companies. The complaint alleges several causes of action. Included among the causes of action is a claim that the defendants allegedly violated the Federal RICO Act by facilitating money laundering in Colombia through their supposed involvement in the contraband trade to the detriment of government owned spirits production and distribution businesses. Diageo is unable to quantify meaningfully the possible loss or range of loss to which the lawsuit may give rise. Diageo intends to defend itself vigorously against this lawsuit.

(iii) Alcohol advertising litigation A number of similar putative class actions are pending in state and federal courts in the United States against Diageo plc, Diageo North America Inc and other Diageo entities, along with a large group of other beverage alcohol manufacturers, brewers and importers. All have been brought by the same national counsel. In each action, the plaintiffs seek to pursue their claims on behalf of parents and guardians of people under the legal drinking age who illegally bought alcohol beverages during the period from 1982 to the present. Plaintiffs allege several causes of action, principally for negligence, unjust enrichment and violation of state consumer fraud statutes. Some complaints include additional claims based on conspiracy, nuisance and other legal theories. Diageo is unable to quantify meaningfully the possible loss or range of loss to which these actions may give rise. Diageo intends to defend itself vigorously against these claims.

(iv) Turkish customs litigation In common with other beverage alcohol importers, litigation is ongoing against Diageo’s Turkish subsidiary in the Turkish Civil Courts in connection with the methodology used by the Turkish customs authorities in assessing the importation value of and duty payable on the beverage alcohol products sold in the domestic channel in Turkey.  The matter involves multiple cases against Diageo’s Turkish subsidiary at various stages of litigation including a group of cases under correction appeal following an adverse finding at the Turkish Supreme Court.

Diageo’s Turkish subsidiary is unable to quantify meaningfully the possible loss or range of loss to which these cases may give rise. Diageo’s Turkish subsidiary intends to defend its position vigorously.

(v) Other The group has extensive international operations and is defendant in a number of legal proceedings incidental to these operations. There are a number of legal claims against the group, the outcome of which cannot at present be foreseen.

Save as disclosed above, neither Diageo, nor any member of the Diageo group, is or has been engaged in, nor (so far as Diageo is aware) is there pending or threatened by or against it, any legal or arbitration proceedings which may have a significant effect on the financial position of the Diageo group.

US GAAP UNAUDITED CONSOLIDATED FINANCIAL INFORMATION

Reconciliation of net income and shareholders’ equity between IFRS and US GAAP (unaudited)

Diageo plc is a public limited company incorporated under the laws of England and Wales. The group has prepared the consolidated financial information presented in this document in accordance with IFRS as adopted by the EU, which differs in certain respects from US GAAP. IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial information for the periods presented would be no different had the group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.

The differences between IFRS and US GAAP, in respect of net income and shareholders’ equity, are set out below:

Effect on net income of differences between IFRS and US GAAP:

		Six months ended 31 December 2006	Six months ended 31 December 2005
	Notes	£ million	£ million
Net income attributable to equity shareholders of the parent company in accordance with IFRS		895	1,166
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a)	(12)	(15)
Intangibles	(b)	(3)	(4)
Pensions and other post employment benefits	(c)	(63)	(49)
Financial instruments	(d)	75	8
Inter company balances	(e)	15	(3)
Moët Hennessy	(f)	(2)	(6)
Disposal of General Mills shares	(g)	—	(92)
Disposal of businesses	(h)	—	(2)
Burger King	(i)	—	18
Employee share options	(j)	(1)	(1)
Other items		6	—
Deferred taxation	(k)
—on above adjustments		5	22
—other		76	(27)
Net income before cumulative effect of accounting change		991	1,015
Cumulative effect of change in accounting principle, net of tax	(j)	—	(2)
Net income in accordance with US GAAP		991	1,013
Earnings per ordinary share in accordance with US GAAP	(l)
Basic earnings per ordinary share
Net income before cumulative effect of accounting change		36.4p	35.2p
Cumulative effect of change in accounting principle, net of tax		—	(0.1)p
Net income		36.4p	35.1p
Diluted earnings per ordinary share
Net income before cumulative effect of accounting change		36.1p	35.2p
Cumulative effect of change in accounting principle, net of tax		—	(0.1)p
Net income		36.1p	35.1p
Basic earnings per ADS after cumulative effect of accounting change		145.6p	140.4p
Diluted earnings per ADS after cumulative effect of accounting change		144.4p	140.4p

Cumulative effect on shareholders’ equity of differences between IFRS and US GAAP:

		31 December 2006	30 June 2006	31 December 2005
	Notes	£ million	£ million	£ million
Equity attributable to equity shareholders of the parent company in accordance with IFRS		4,101	4,502	4,592
Adjustments to conform with US GAAP:
Inventories and land and buildings	(a)	132	144	153
Brands	(a),(b)	3,060	3,084	3,075
Goodwill	(a),(b)	3,171	3,201	3,151
Other intangibles	(a),(b)	13	16	22
Pensions and other post employment benefits	(c)	561	648	233
Financial instruments	(d)	(7)	(17)	(5)
Moët Hennessy	(f)	313	322	321
Employee share options	(j)	(4)	(8)	(6)
Other items		(7)	(14)	(12)
Deferred taxation	(k)
—on above adjustments		(1,343)	(1,380)	(1,110)
—other		(914)	(990)	(846)
Shareholders’ equity in accordance with US GAAP		9,076	9,508	9,568

A description of accounting differences between IFRS and US GAAP that are material to the group is set out below:

(a) Accounting for the merger of GrandMet and the Guinness Group Under the transitional provisions of IFRS 1, the group has opted not to restate the accounting for business combinations that occurred prior to the date of transition from that previously applied under UK GAAP. In the group’s primary financial statements, the merger of GrandMet and the Guinness Group has therefore been accounted for under merger accounting principles (pooling of interests), where the results, cash flows and balance sheets of both entities, having made adjustments to achieve uniformity of accounting policies, were aggregated with no adjustment to fair value. Under US GAAP, the merger was accounted for as an acquisition of the Guinness Group by GrandMet with an effective acquisition date of 31 December 1997. Consequently the Guinness Group’s assets and liabilities, including land and buildings, were recorded at fair values on 31 December 1997. Under US GAAP, the excess of the consideration over the fair value of the net assets has been allocated firstly to identifiable intangible assets, including brands, based on their fair values, with the remainder allocated to goodwill. Fair value adjustments to the recorded amounts of inventories, net of deferred tax, are expensed in the period in which the inventory is sold.

(b) Brands, goodwill and other intangibles Under both IFRS and US GAAP, significant owned brands acquired by the group are recorded on the balance sheet. Under IFRS, the group has written off goodwill and other intangible assets acquired up to 30 June 1998 direct to reserves in the period when acquired. All intangible assets acquired from 1 July 1998 have been capitalised in the balance sheet. Capitalised goodwill and other intangibles, apart from brands, acquired between 1 July 1998 and 30 June 2004 were amortised over their useful economic lives, up to a maximum of 20 years. From the date of transition to IFRS (1 July 2004), goodwill and brands are not amortised but are subject to impairment tests at least annually. Under US GAAP, up to 30 June 2001, intangible assets have been capitalised in the balance sheet and amortised through the statement of income over their useful economic lives, not exceeding 40 years. On 1 July 2001, the group adopted the provisions of SFAS No. 142—Goodwill and Other Intangible Assets and ceased to amortise goodwill and brands from this date. Instead goodwill and brands have been subject to impairment tests at least annually, as under IFRS.

(c) Pensions and other post employment benefits There are a number of significant differences between IFRS and US GAAP in accounting for pension and other post employment benefit costs that have an impact on the group:

(i) Under IFRS, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost is charged to operating profit. The interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using the fair value of assets) are charged/credited to other finance income in the income statement. The group has taken the option permitted under IFRS to include any amount arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan’s assets, in the statement of recognised income and expense. Under US GAAP, the pension cost for the period is based on an actuarial valuation at the start of the financial period. The current service cost, the interest cost (being the unwinding of the discount on the fund’s liabilities for the period) and the expected return on assets for the period (calculated using a smoothed market value of assets) are all charged/credited to operating income. The cumulative amounts arising from changes in the assumptions used for the actuarial valuation at the commencement of the period and those at the end of the period, and any differences between the actual and expected returns on the plan’s assets, are amortised through operating income over the average remaining service lives of the employees. As there is currently an unrecognised loss under US GAAP, this led to an additional charge to operating income for the six months ended 31 December 2006 of £50 million (2005—£47 million) under US GAAP compared with IFRS.

(ii) The expected return on assets for the period is calculated using the fair (bid) value of assets under IFRS, but is calculated using a smoothed market value of assets under US GAAP. This smoothing can lead to differences in the amount included in the statement of income from the expected return on investments in the pension funds. For the six months ended 31 December 2006, the income was £160 million (2005—£138 million) under IFRS, whereas it was £155 million (2005—£148 million) under US GAAP. This amount is included in other finance income under IFRS, but in operating income under US GAAP.

(iii) Under IFRS, gains from curtailments are recognised immediately as a credit to the income statement, but under US GAAP, where unrecognised net losses exceed curtailment gains, the net loss is spread through the income statement over the average remaining service lives of the active members. In addition under US GAAP, any unrecognised prior service cost in respect of members involved in the curtailment must be recognised immediately as a charge to operating income. For the six months ended 31 December 2005, this led to an additional charge to the income statement of £4 million under US GAAP compared with IFRS.

(iv) There are some historical losses from past service costs that were not recognised immediately as a charge to operating income under US GAAP. These losses are amortised over the average remaining service lives of the employees. For the six months ended 31 December 2006, this led to an additional charge to operating income of £8 million (2005—£8 million) under US GAAP compared with IFRS.

(v) Under IFRS, the surplus or deficit in post employment plans at the balance sheet date is reported as part of the group’s consolidated net assets. Under US GAAP, only when the plan is in deficit, calculated on the plan’s accrued rather than projected liabilities, is the liability included in the group’s consolidated net assets. If the plan is in surplus, the group’s consolidated net assets include a prepayment or provision which is the difference between the cumulative charges to operating income and the cumulative cash contributions made to the plan. The valuations under US GAAP of the assets and liabilities of the post employment plans have not been updated to the interim balance sheet date.

(d) Financial instruments There are differences between IFRS and US GAAP in respect of the following items:

(i) For interest rate hedging, there are differences between hedge designation, effectiveness testing methods and transition requirements which result in: (a) some derivatives not being designated as hedges under US GAAP; (b) a lower level of ineffectiveness arising on those derivatives which can be designated as hedges under US GAAP; and (c) an adjustment being made to the hedged item for fair value hedges at transition to IAS 39 which is not made under US GAAP. As a result under US GAAP, this led to an additional credit to net interest for the six months ended 31 December 2006 of £9 million (2005 - £nil) as compared with IFRS.

(ii) For cash flow hedging, at transition to IAS 39 all derivatives designated as cash flow hedges are considered as hedges prior to the transition date, while for US GAAP the hedge relationship starts from the time the hedge is documented, which in certain cases is the date that IAS 39 was first adopted. Therefore there are differences with respect to the amounts recognised in the hedging reserves and the amount recycled to the income statement at the time the hedged item matures. As a result under US GAAP, this led to an additional credit to operating income for the six months ended 31 December 2006 of £9 million (2005 - £7 million ) as compared with IFRS.

(iii) For net investment hedging, there are differences between hedge designation and effectiveness testing requirements, and some loans and derivatives that are designated as hedges under IFRS are not designated as hedges under US GAAP.  As a result under US GAAP, this led to an additional credit to other finance income for the six months ended 31 December 2006 of £57 million (2005 - £1 million) as compared with IFRS.

(e) Inter company balances Under IFRS and US GAAP, exchange differences arising on long term inter company balances, for which settlement is not planned nor likely to occur in the foreseeable future, are generally included as equity movements. However, under US GAAP there is a restriction whereby one of the companies with the inter company balance must have the same functional currency as the common parent company, and there must be no intermediate parent company with a different functional currency. Otherwise any exchange differences arising are taken to net income.

(f) Moët Hennessy The operations of Moët Hennessy are conducted both through a partnership and through a limited company in which the group has 34% interests. Under both IFRS and US GAAP, the investments in Moët Hennessy are accounted for using the equity method of accounting but, as a result of applying accounting differences between IFRS and US GAAP, primarily in respect of accounting for the merger of GrandMet and the Guinness Group referred to in (a) above, the group’s share of the carrying values of the investments are different under IFRS and US GAAP. The group’s share of net income from Moët Hennessy is different between IFRS and US GAAP primarily in respect of accounting differences on fair value accounting for vines and grapes.

(g) Disposal of General Mills shares Applying the accounting differences between IFRS and US GAAP resulted in different carrying values for the shares held in General Mills. As a consequence of these different values, a different gain arose on the subsequent disposal of the shares in November 2005. Under IFRS, the investment in General Mills was classified as a non-current investment for the year ended 30 June 2005 at deemed cost and, on the adoption of IAS 39 on 1 July 2005, was reclassified as an available for sale security. Under US GAAP, the investment was held from 1 July 2004 as an available for sale security. Under both IFRS and US GAAP, available for sale securities are held on the balance sheet at fair value with changes in the fair value included in equity. On the disposal of the shares in General Mills, the amount included in equity in respect of the shares disposed of, representing the cumulative change in fair value, was included in net income.

(h) Disposal of businesses Applying the accounting differences between IFRS and US GAAP can result in changes to the carrying values of certain assets and liabilities. As a consequence of these different carrying values, including related tax balances, different gains or losses may arise on the subsequent disposal of the assets. In addition, the timing of the recognition of a loss on a disposal may be different under IFRS and US GAAP.

(i) Burger King Under IFRS, the sale of Burger King on 13 December 2002 (the completion date) was accounted for as a disposal in the year ended 30 June 2003, and interest receivable on the subordinated debt was included in interest income in the period to which it related. Under US GAAP, the transaction was not accounted for as a disposal in the year ended 30 June 2003 due to the size of the investment made by the buyer and Diageo’s continued involvement through the guarantee provided by Diageo in respect of the acquisition finance.

Under US GAAP, following the completion date, Diageo did not recognise profits of Burger King, nor interest receivable on the subordinated debt due from Burger King, in its income statement but, generally, reflected losses as an impairment charge against the assets retained in the balance sheet. On 13 July 2005, Burger King refinanced its external borrowings on a stand-alone basis, resulting in the release of Diageo from its obligations under the guarantee and the receipt by Diageo of amounts owed in respect of the subordinated debt and cumulative interest. As a consequence, under US GAAP, Burger King was accounted for as a disposal in the six months ended 31 December 2005 and the cumulative deferred interest and cumulative translation adjustment in respect of Burger King were recognised in the income statement.

(j) Employee share options US GAAP has more stringent criteria than IFRS for determining whether a plan is classified as an equity or liability plan. Liability classified awards are re-measured to fair value at each balance sheet date until the award is settled, whereas equity classified awards are measured at grant date fair value and are not subsequently re-measured. Diageo’s senior executive share option plan (SESOP) is accounted for as a liability plan under US GAAP, whereas under IFRS it is treated as an equity plan. On adoption of SFAS 123(R), on 1 July 2005 Diageo revalued unvested awards in the SESOP plan and recognised a cumulative effect of an accounting charge of £2 million net of tax.

(k) Deferred taxation IFRS requires deferred tax to be recognised, with limited exceptions, in respect of temporary differences arising between the tax written down value of assets and liabilities and the book value, including temporary differences arising as a result of intra group transactions. Similarly US GAAP requires deferred tax to be recognised, with limited exceptions, for taxable temporary differences but, where assets or liabilities are transferred within a group, no deferred tax asset or liability is recognised in respect of changes in tax written down values. IFRS and US GAAP require deferred tax liabilities to be set up for all assets separately identified, where there are temporary differences, including brands, but excluding goodwill not deductible for tax, recognised on a business combination. As the combination of GrandMet and the Guinness Group was accounted for as a merger under IFRS but as an acquisition under US GAAP, as referred to in (a) above, deferred tax liabilities arose in respect of the additional acquired brand values. Other differences exist between IFRS and US GAAP, including differences in respect of share options and profit on the intra group sale of inventories.

IFRS requires deferred tax assets and liabilities to be disclosed as non-current items on the balance sheet. Under US GAAP, deferred tax assets and liabilities are classified between current and non-current depending on the items to which they relate.

(l) Earnings per ordinary share Under IFRS and US GAAP, the calculation of earnings per ordinary share is generally consistent and is based on the weighted average number of ordinary shares outstanding during the period. Earnings per American Depositary Share are calculated on the basis of one American Depositary Share representing four ordinary shares.

(m) Variable interest entities US GAAP requires the results, assets and liabilities of variable interest entities to be consolidated if the group is regarded as the primary beneficiary. The group has a number of joint arrangements with Moët Hennessy in France and the Far East, involved in the marketing and distribution of the group’s and Moët Hennessy’s premium drinks, where the group is regarded as the primary beneficiary, which have been consolidated. Under IFRS, the group only consolidates the attributable share of the results, assets and liabilities of the joint arrangements measured according to the terms of the arrangement.

For the six months ended 31 December 2006, the consolidation of variable interest entities under US GAAP increased sales by £260 million (2005—£186 million) and operating income by £19 million (2005—£19 million) as compared with IFRS. This accounting difference has no effect on US GAAP net income or shareholders’ equity as compared with IFRS.

(n) Basis of consolidation The group has interests in a number of other jointly controlled entities. Under IFRS, the group reports its interest in jointly controlled entities using proportionate consolidation. The group’s share of the assets, liabilities, sales, income and cash flows of jointly controlled entities are included in the appropriate categories of the group’s financial statements on a line-by-line basis. Under US GAAP, these interests are accounted for using the equity method. Under the equity method, the group’s share of the net income and net assets of the jointly controlled entities are reported as one line in the income statement and balance sheet.

Applying the equity method of accounting under US GAAP for the six months ended 31 December 2006 decreased sales by £64 million (2005—£59 million) and operating income by £9 million (2005—£11 million) as compared with IFRS. This accounting difference has no effect on US GAAP net income or shareholders’ equity as compared with IFRS.

US GAAP statement of income

Statements of income under US GAAP for the six month periods ended 31 December 2006 and 31 December 2005 are set out below:

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Sales	5,554	5,486
Excise duties	(1,329)	(1,391)
Net sales	4,225	4,095
Cost of sales	(1,711)	(1,625)
Gross profit	2,514	2,470
Selling, general and administrative expenses	(1,244)	(1,260)
Derivative instruments in respect of General Mills shares	—	(30)
Disposal of businesses	—	16
Operating income	1,270	1,196
Disposal of General Mills shares	—	89
Earnings from unconsolidated affiliates (net of tax)	126	109
Investment income	—	5
Interest expense and other finance charges	(184)	(124)
Interest income and other finance income	149	26
Income before income taxes	1,361	1,301
Income taxes	(323)	(237)
Minority interest charges	(47)	(49)
Net income before cumulative effect of accounting change	991	1,015
Cumulative effect of change in accounting principle, net of tax	—	(2)
Net income after cumulative effect of accounting change	991	1,013

Excise duties comprise £271 million (2005—£274 million) of duties charged as tax on sales and £1,058 million (2005—£1,117 million) of duties charged as production and importation taxes.

Research and development expenditure was written off to selling, general and administrative expenses in the period in which it was incurred.

A taxation charge of £30 million (2005—£30 million) in respect of the Moët Hennessy partnership is included in ‘income taxes’ under US GAAP and in ‘share of associates’ profits after tax’ under IFRS.

US GAAP statement of comprehensive income

Under IFRS, the group presents a consolidated statement of recognised income and expense which is similar to a statement of comprehensive income required by US GAAP. Comprehensive income, under US GAAP, for the six month periods ended 31 December 2006 and 31 December 2005 is as follows:

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Net income	991	1,013
Exchange differences and changes in fair value of hedges	(175)	31
Holding gains on available for sale securities
—unrealised gains arising during the period	—	33
—realised gains reclassified to net income	—	(106)
	816	971
Tax credit in respect of exchange differences and financial instruments	9	6
Comprehensive income	825	977

US GAAP summary consolidated balance sheet

	31 December 2006	30 June 2006	31 December 2005
	£ million	£ million	£ million
Total current assets	5,917	5,026	6,029
Property, plant and equipment	1,991	2,057	2,084
Brands	7,174	7,336	7,507
Goodwill	3,312	3,333	3,299
Other intangible assets	49	55	59
Other long term assets	2,316	2,265	2,114
Total assets	20,759	20,072	21,092
Short term borrowings	1,310	775	1,078
Other current liabilities	3,001	2,650	3,023
Long term borrowings	4,226	4,016	3,919
Other long term liabilities	2,930	2,921	3,292
Minority interests	216	202	212
Shareholders’ equity	9,076	9,508	9,568
Total liabilities and shareholders’ equity	20,759	20,072	21,092

At 31 December 2006, capitalised software of £65 million (30 June 2006 – £72 million; 31 December 2005 – £63 million) is included above in property, plant and equipment on the US GAAP consolidated balance sheet, but is included in intangible assets on the IFRS consolidated balance sheet.

US GAAP cash flows   The group’s consolidated financial information includes a consolidated cash flow statement in accordance with IAS 7—Cash flow statements. The objective and principles of IAS 7 are similar to those set out in the US accounting standard SFAS No. 95—Statement of Cash Flows.

However, under IAS 7, ‘cash’ for the purposes of the cash flow statement includes bank overdrafts. Under US GAAP, bank overdrafts are classified as borrowings and the movements thereon are included in financing activities. In addition, the accounting for variable interest entities and jointly controlled entities differs between IFRS and US GAAP, which changes the amounts included as cash and cash equivalents.

Calculated in accordance with SFAS No. 95, cash and cash equivalents at 31 December 2006 and 31 December 2005 were as follows:

	31 December 2006	31 December 2005
	£ million	£ million
Net cash and cash equivalents in the consolidated cash flow statement in accordance with IFRS	899	981
Adjustments to conform with US GAAP:
Bank overdrafts	76	58
Variable interest entities	52	30
Jointly controlled entities	(23)	(19)
Cash and cash equivalents in accordance with US GAAP	1,004	1,050

Pension plans

The group operates a number of pension plans throughout the world, devised in accordance with local conditions and practices. The plans generally are of the defined benefit type. The significant plans are in the United Kingdom, Ireland, the United States and Canada. The principal plans are funded by payments to separately administered funds or insurance companies.

The total periodic charge for the group’s pension plans, calculated in accordance with SFAS No. 87—Employers’ Accounting for Pensions, was as follows:

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Service cost	48	55
Interest cost	132	123
Expected return on assets	(155)	(148)
Amortisation of
—unrecognised prior service cost	8	8
—unrecognised net loss	50	46
Terminations, curtailments and settlements	—	5
Net periodic pension charge	83	89

Postretirement benefits other than pensions

The group also operates a number of plans, primarily in the United States, which provide employees with postretirement insurance. The plans are generally unfunded. The liability in respect of these benefits is assessed by qualified independent actuaries under the projected unit method and is included in other long term liabilities.

The postretirement medical and life insurance charge for the plans, calculated in accordance with SFAS No. 106—Employers’ Accounting for Postretirement Benefits Other Than Pensions, was as follows:

	Six months ended 31 December 2006	Six months ended 31 December 2005
	£ million	£ million
Service cost	2	1
Interest cost	3	2
Amortisation of unrecognised net loss	—	1
Postretirement charge	5	4

In addition to the postretirement medical plans, there are other postretirement plans with an income statement charge of £3 million for the six months ended 31 December 2006.

New accounting standards and other pronouncements in the United States

SFAS No. 155—Accounting for Certain Hybrid Financial Instruments (an amendment of FASB Statements Nos. 133 and 140)

In February 2006, the FASB issued SFAS No. 155. This statement provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation, and requires that beneficial interests in securitised financial assets be analysed to determine whether they are free standing derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS No. 155 is effective for financial years beginning after 15 September 2006. The adoption of SFAS No. 155 is not expected to have a material effect on the results or net assets of the group.

SFAS No. 157—Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about assets and liabilities measured at fair value. SFAS No. 157 addresses standardising the measurement of fair value for companies who are required to use a fair value measure for recognition or disclosure purposes. The FASB defines fair value as ‘the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date’. SFAS No. 157 is effective for financial years beginning after 15 November 2007, and interim periods within those financial years. The group has not yet estimated the impact, if any, of the new standard.

SFAS No. 158—Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans

In September 2006, the FASB issued SFAS No. 158, an amendment of FASB Statements Nos. 87, 88, 106 and 132(R). SFAS No.158 requires an employer that is a business entity and sponsors one or more single employer benefit plans to: (1) recognise the funded status of the benefit plan in its statement of financial position; (2) recognise as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognised as components of net periodic benefit cost; (3) measure defined benefit plan assets and obligations as of the date of the employer’s financial year end statement of financial position; and (4) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next financial year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations. SFAS No. 158 is effective for the financial year ending 30 June 2007. If SFAS No. 158 had been effective as at 30 June 2006, this would have resulted in an increase in the group’s US GAAP total liabilities of approximately £200 million and a decrease in the group’s US GAAP total assets of approximately £300 million, and an additional £500 million would have been charged to the group’s US GAAP other comprehensive income. As the group’s net pension liabilities are dependent upon future events and circumstances, the impact at the time of adoption of SFAS No. 158 may differ from these amounts.

SFAS No.159—Fair Value Option for Financial  Assets and Financial Liabilities

In  February  2007,  the  FASB  issued SFAS No. 159. This statement expands opportunities to  use  fair value measurement in financial reporting and permits entities to  choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for financial years beginning after 15 November 2007.  The adoption of SFAS No. 159 is not expected to have a material effect on the results or net assets of the group.

FIN 48—Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109

In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognised in an enterprise’s financial statements in accordance with FASB Statement No. 109—Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for financial years beginning after 15 December 2006. The group is currently assessing the impact of FIN 48 on the results and net assets of the group.

EITF Issue No. 06-3—How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement

In June 2006, the FASB issued EITF 06-3, which provides that taxes imposed by a governmental authority on a revenue producing transaction between a seller and a customer should be shown in the income statement on either a gross or a net basis, based on the entity’s accounting policy, which should be disclosed pursuant to Accounting Principles Board Opinion No. 22—Disclosure of Accounting Policies. The group’s current accounting policy is to present excise taxes within the scope of EITF Issue No. 06-3 on a gross basis. The Issue is effective for interim and annual periods beginning after 15 December 2006.  The group’s adoption of EITF Issue No. 06-3 will not result in a change in the group’s accounting policy or in any of the group’s disclosures of excise taxes.

SAB 108—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements

In September 2006, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 108 (SAB 108), which provides interpretive guidance on how registrants should quantify misstatements when evaluating the materiality of financial statement errors. SAB 108 also provides transition accounting and disclosure guidance for situations in which there existed an error in prior period financial statements the correction of which could be considered material in the current year by allowing companies to restate prior period financial statements or recognise the cumulative effect of initially applying SAB 108 through an adjustment to opening retained earnings in the year of adoption. SAB 108 is effective for financial years ending after 15 November 2006. The adoption of SAB 108 is not expected to impact on the group’s financial position, results of operations or cash flows.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA and the SEC are not believed by management to have a material impact on the group’s present or future consolidated financial statements.

UNAUDITED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Under IFRS (unaudited)

	Six months ended 31 December 2006	Six months ended 31 December 2005	Year ended 30 June 2006
	£ million	£ million	£ million
Earnings
Income before taxes on income, minority interests and discontinued operations	1,299	1,401	2,146
Less: Share of associates’ income	(91)	(77)	(131)
Add: Dividend income receivable from associates	7	5	106
Add: Fixed charges	210	131	284
	1,425	1,460	2,405
Fixed charges
Interest payable and other finance charges (note (1))	198	118	261
Add: One third of rental expense	12	13	23
	210	131	284
	ratio	ratio	ratio
Ratio	6.8	11.1	8.5

Note:

(1)            Interest payable and other finance charges under IFRS for the six months ended 31 December 2006 includes a £47 million charge (31 December 2005—£nil; 30 June 2006—£15 million) in respect of fair value adjustments to the group’s derivative instruments.

Under US GAAP (unaudited)

	Six months ended 31 December 2006	Six months ended 31 December 2005	Year ended 30 June 2006
	£ million	£ million	£ million
Earnings
Income before taxes from continuing operations	1,361	1,301	1,973
Less: Share of unconsolidated affiliates’ income other than 50% unconsolidated affiliates	(119)	(98)	(163)
Add: Dividend income receivable from unconsolidated affiliates other than 50% unconsolidated affiliates	7	5	106
Add: Fixed charges	196	137	286
	1,445	1,345	2,202
Fixed charges
Interest payable and other finance charges (note (1))	184	124	263
Add: One third of rental expense for continuing operations	12	13	23
	196	137	286
	ratio	ratio	ratio
Ratio	7.4	9.8	7.7

Note:

(1)            Interest payable and other finance charges under US GAAP for the six months ended 31 December 2006 includes a £39 million charge (31 December 2005—£6 million charge; 30 June 2006—£31 million charge) in respect of fair value adjustments to the group’s derivative instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc (Registrant)

20 March 2007	/s/ NC Rose
NC Rose
Chief financial officer